Exhibit 99.1

CURRENC GROUP INC.

410 North Bridge Road

Spaces City Hall

Singapore 188726

Singapore

Notice of Extraordinary General Meeting of Holders of Ordinary Shares

To Be Held on Wednesday, February 25, 2026, at 10:00 AM Eastern Time at Unit B & D, 13/F Lee & Man Commercial Center, 169 Electric Road, North Point, Hong Kong and virtually via www.virtualshareholdermeeting.com/CURR2026

To the holders of ordinary shares of Currenc Group Inc.:

You are cordially invited to attend, and NOTICE IS HEREBY GIVEN THAT, an extraordinary general meeting (and any or all adjournments thereof) of the holders (the “shareholders”) of ordinary shares of par value US$0.0001 each (the “Ordinary Shares”, each an “Ordinary Share”) in the capital of Currenc Group Inc. (the “Company” or “Currenc”) on Wednesday, February 25, 2026, at 10:00 AM Eastern Time at Unit B & D, 13/F Lee & Man Commercial Center, 169 Electric Road, North Point, Hong Kong and virtually via www.virtualshareholdermeeting.com/CURR2026 (the “EGM”).

Eligible Shareholders (defined below), as well as duly appointed proxyholders, will be able to attend, participate in, and vote at the EGM or any adjournment thereof in person. Beneficial shareholders who hold their Ordinary Shares through a broker, investment dealer, bank, trust corporation, custodian, nominee or other intermediary who have not duly appointed themselves as proxyholder will be able to attend as guests, but will not be able to participate in or vote at the EGM or any adjournment thereof.

Eligible Shareholders, as well as duly appointed proxyholders, will also be able to attend the EGM by means of remote communication via www.virtualshareholdermeeting.com/CURR2026 (the “Virtual Platform”). Instructions for accessing the Virtual Platform and for submitting questions and votes electronically will be provided in the EGM materials. Capitalized terms not otherwise defined herein shall have the meanings given to them in the Company’s current amended and restated memorandum and articles of association.

The EGM and any or all adjournments thereof will be held for the purpose of considering and, if thought fit, passing, the following resolutions:

1.	It is resolved, as an ordinary resolution, that Eric Weinstein be re-elected as a director of the Company to hold office in accordance with the amended and restated memorandum and articles of association of the Company until the 2028 annual general meeting of the Company, or until his successor is duly elected and qualified (the “Reelection of Director”);

2.	It is resolved, as an ordinary resolution, to authorize and approve the Purchase Agreement, dated August 6, 2025, by and among the Company, Mr. Alexander King Ong Kong and Regal Planet Limited, and to authorize and approve the issuance and allotment of an aggregate of 35,653,995 ordinary shares of par value US$0.0001 each in the capital of the Company to Mr. Alexander King Ong Kong and Regal Planet Limited at a price of US$1.53 per ordinary share in full satisfaction, discharge and settlement of US$54,550,612.30 of aggregate indebtedness of the Company owed to Mr. Alexander King Ong Kong and Regal Planet Limited (“Debt-to-Equity Conversion”), and to authorize the Board to take all actions necessary or desirable to implement the Debt-to-Equity Conversion; and

3.	It is resolved, as an ordinary resolution, to approve and adopt the Company’s 2025 Equity Incentive Plan (in the form appended to Exhibit B of the proxy statement) and all transactions contemplated thereunder, including the reservation and issuance of up to 10,000,000 Ordinary Shares of par value US$0.0001 each in the capital of the Company pursuant to awards granted under the Company’s 2025 Equity Incentive Plan (the “2025 Equity Incentive Plan Proposal”);

4.	It is resolved, as an ordinary resolution, to ratify the appointment of MRI Moores Rowland LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2025 (the “Ratification of Auditor Appointment”);

5.	It is resolved, as an ordinary resolution, to adjourn the EGM (as defined in the proxy statement) to a later date or dates or sine die, if necessary, to permit further solicitation and vote of proxies if, at the time of the EGM, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals or any proposal to be presented at the EGM (the “EGM Adjournment”).

The foregoing items of business are described in the proxy statement accompanying this notice. The board of directors of the Company (the “Board”) unanimously recommends that the shareholders vote “FOR” for all the items at the EGM.

The Board has fixed the close of business on January 15, 2026 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the EGM or any adjournment thereof. As of the Record Date, there were 76,611,444 Ordinary Shares outstanding. Only holders of Ordinary Shares on the Record Date are entitled to receive notice of and to vote at the EGM or any adjournment thereof (the “Eligible Shareholders”). The notice of the EGM, the proxy statement, and the form of proxy card will be first sent or made available to Eligible Shareholders on or about January 16, 2026.

Management is soliciting proxies. All Eligible Shareholders are cordially invited to attend and vote at the EGM, or any adjournment thereof. Eligible Shareholders who are unable to attend the EGM or any adjournment thereof and who wish to ensure that their Ordinary Shares will be voted are entitled to appoint one or more proxies to attend and vote on their behalf. Eligible Shareholders who wish to appoint a proxy are requested to complete, date and sign the enclosed form of proxy in accordance with the instructions set out in the proxy statement accompanying this Notice, and submit it (i) online at www.proxyvote.com, (ii) by mail, by marking, signing, and dating the proxy card and return it in the postage-paid envelope provided to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717, (iii) by calling 1-800-690-6903 or (iv) by voting during the meeting at www.virtualshareholdermeeting.com/CURR2026. The proxy statement, a form of proxy card and our most recent annual report are available, free of charge, by requesting it (i) online at www.proxyvote.com, or (ii) by calling 1-800-579-1639.

For the proxy to be valid, the duly completed and signed form of proxy must be received on or before Tuesday, February 24, 2026, the day before the date of the EGM, or any adjournment thereof. For the avoidance of doubt, a shareholder who is entitled to attend and vote is entitled to appoint one or more proxies to attend and vote on behalf of that shareholder. A shareholder may appoint as his, her or its proxy a person other than those named in the enclosed form of proxy. The appointed proxy need not be a shareholder of the Company.

YOUR VOTE IS VERY IMPORTANT. WHETHER OR NOT YOU PLAN TO ATTEND THE EGM, WE URGE YOU TO VOTE AND SUBMIT YOUR PROXY ON THE INTERNET OR BY MAIL. IF YOU ARE A REGISTERED SHAREHOLDER AND ATTEND THE EGM, YOU MAY REVOKE YOUR PROXY AND VOTE YOUR SHARES IN PERSON. IF YOU HOLD YOUR SHARES THROUGH A BANK OR BROKER AND WANT TO VOTE YOUR SHARES IN PERSON AT THE EGM, PLEASE CONTACT YOUR BANK OR BROKER TO OBTAIN A LEGAL PROXY. THANK YOU FOR YOUR SUPPORT.

By order of the Board of Directors,

/s/ Alexander King Ong Kong
Chief Executive Officer, Director, and Chairman of the Board of Directors
Singapore
January 16, 2026

CURRENC GROUP INC.

CURRENC GROUP INC.

410 North Bridge Road

Spaces City Hall

Singapore 188726

Singapore

Notice of Extraordinary General Meeting of Holders of Ordinary Shares

To Be Held on Wednesday, February 25, 2026, at 10:00 AM Eastern Time at Unit B & D, 13/F Lee & Man Commercial Center, 169 Electric Road, North Point, Hong Kong and virtually via www.virtualshareholdermeeting.com/CURR2026

PROXY STATEMENT

The board of directors (the “Board”) of Currenc Group Inc. (the “Company” or “Currenc”) is soliciting proxies for the extraordinary general meeting of holders (the “shareholders”) of ordinary shares of par value US$0.0001 each in the capital of the Company (the “Ordinary Shares”) on Wednesday, February 25, 2026, at 10:00 AM Eastern Time at Unit B & D, 13/F Lee & Man Commercial Center, 169 Electric Road, North Point, Hong Kong and virtually via www.virtualshareholdermeeting.com/CURR2026 (the “EGM”).

Eligible Shareholders (as defined below), as well as duly appointed proxyholders, will be able to attend, participate and vote at the EGM or any adjournment thereof in person or via webcast www.virtualshareholdermeeting.com/CURR2026. Capitalized terms not otherwise defined herein shall have the meanings given to them in the Company’s current amended and restated memorandum and articles of association. Shareholders will have equal opportunity to participate in the EGM and engage with the directors, management, and other shareholders of the Company online, regardless of their geographic location. The Company will bear the costs of this solicitation.

Eligible Shareholders and duly appointed proxyholders will be able to attend, participate and vote at the EGM in real time. Beneficial shareholders who hold their Ordinary Shares of the Company through a broker, investment dealer, bank, trust corporation, custodian, nominee, or other intermediary who have not duly appointed themselves as proxyholder will be able to attend as guest and view the webcast, but will not be able to participate in or vote at both meetings.

Only holders of Ordinary Shares of record at the close of business on January 15, 2026 (the “Record Date”) are entitled to attend and vote at the EGM or at any adjournment thereof (the “Eligible Shareholders”). As of the Record Date, there were 76,611,444 Ordinary Shares outstanding. One or more Eligible Shareholders holding Ordinary Shares that represent at least one-third (1/3) of the issued Ordinary Shares carrying the right to vote at the EGM shall form a quorum.

Any shareholder entitled to attend and vote at the EGM is entitled to appoint a proxy to attend and vote on such shareholder’s behalf. A proxy need not be a shareholder of the Company. On a vote by way of poll, every shareholder who is present shall have one vote for every Ordinary Share of which they are the holder.

After carefully reading and considering the information contained in this proxy statement, including the annexes, please vote your Ordinary Shares as soon as possible so that your Ordinary Shares will be represented at the EGM. Please follow the instructions set forth on the proxy card or on the voting instruction form provided by the record holder if your Ordinary Shares are held in the name of your broker or other nominee.

Currenc is a “foreign private issuer” for U.S. securities law purposes. Under Nasdaq Listing Rule 5615(a)(3), foreign private issuers may follow home-country corporate governance practices in lieu of Nasdaq’s corporate governance requirements applicable to U.S. domestic issuers. Currenc has elected to follow Cayman Islands home-country practices with respect to all Nasdaq corporate governance requirements that permit such an election. The Company has provided Nasdaq with a written confirmation from its Cayman Islands counsel that the Company’s practices are not prohibited by Cayman Islands law. The Company describes in its annual report each Nasdaq corporate governance requirement it does not follow and the home-country practice it follows instead. Notwithstanding the foregoing, the Company complies with requirements that are not subject to the home-country exception, including the audit committee requirements under Exchange Act Rule 10A-3 and Nasdaq Listing Rule 5605(c), the annual meeting requirement under Nasdaq Listing Rule 5620(a), the voting rights requirement under Nasdaq Listing Rule 5640, and the shareholder-approval requirements of Nasdaq Listing Rule 5635 when applicable.

PROPOSALS TO BE VOTED ON

At the EGM, resolutions will be proposed as follows:

EGM Proposal 1:	It is resolved, as an ordinary resolution, that Eric Weinstein be re-elected as a director of the Company to hold office in accordance with the amended and restated memorandum and articles of association of the Company until the 2028 annual general meeting of the Company, or until his successor is duly elected and qualified (the “Reelection of Director”).

EGM Proposal 2:	It is resolved, as an ordinary resolution, to authorize and approve the Purchase Agreement, dated August 6, 2025, by and among the Company, Mr. Alexander King Ong Kong and Regal Planet Limited, and to authorize and approve the issuance and allotment of an aggregate of 35,653,995 ordinary shares of par value US$0.0001 each in the capital of the Company to Mr. Alexander King Ong Kong and Regal Planet Limited at a price of US$1.53 per ordinary share in full satisfaction, discharge and settlement of US$54,550,612.30 of aggregate indebtedness of the Company owed to Mr. Alexander King Ong Kong and Regal Planet Limited (“Debt-to-Equity Conversion”), and to authorize the Board to take all actions necessary or desirable to implement the Debt-to-Equity Conversion.

EGM Proposal 3:	It is resolved, as an ordinary resolution, to approve and adopt the Company’s 2025 Equity Incentive Plan (in the form appended to Exhibit B of the proxy statement) and all transactions contemplated thereunder, including the reservation and issuance of up to 10,000,000 ordinary shares of par value US$0.0001 each in the capital of the Company pursuant to awards granted under the Company’s 2025 Equity Incentive Plan (the “2025 Equity Incentive Plan Proposal”).

EGM Proposal 4:	It is resolved, as an ordinary resolution, to ratify the appointment of MRI Moores Rowland LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2025 (the “Ratification of Auditor Appointment”).

EGM Proposal 5:	It is resolved, as an ordinary resolution, to adjourn the EGM to a later date or dates or sine die, if necessary, to permit further solicitation and vote of proxies if, at the time of the EGM, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals or any proposal to be presented at the EGM (the “EGM Adjournment”).

The table below summarizes the proposals that will be voted on, the votes required to approve each item, and how votes are counted:

Proposal	Votes Required	Voting Options	Impact of “Abstain” Votes	Broker Discretionary Voting Allowed
EGM Proposal 1: Reelection of Director	A simple majority of the votes cast at the EGM by the holders of Ordinary Shares entitled to vote (in person or by proxy) on the Reelection of Director.	“FOR” “AGAINST” “ABSTAIN”	None(1)	No(2)
EGM Proposal 2: Debt-to-Equity Conversion	A simple majority of the votes cast at the EGM by the holders of Ordinary Shares entitled to vote (in person or by proxy) on the Debt-to-Equity Conversion.	“FOR” “AGAINST” “ABSTAIN”	None(1)	No(2)
EGM Proposal 3: 2025 Equity Incentive Plan	A simple majority of the votes cast at the EGM by the holders of Ordinary Shares entitled to vote (in person or by proxy) on the 2025 Equity Incentive Plan Proposal.	“FOR” “AGAINST” “ABSTAIN”	None(1)	No(2)
EGM Proposal 4: Ratification of Auditor Appointment	A simple majority of the votes cast at the EGM by the holders of Ordinary Shares entitled to vote (in person or by proxy) on the Ratification of Auditor Appointment.	“FOR” “AGAINST” “ABSTAIN”	None(1)	Yes(3)
EGM Proposal 5: EGM Adjournment	A simple majority of the votes cast at the EGM by the holders of Ordinary Shares entitled to vote (in person or by proxy) on the EGM Adjournment.	“FOR” “AGAINST” “ABSTAIN”	None(1)	Yes(3)

(1)	A vote marked as “abstain” is not considered a vote cast and will, therefore, not affect the outcome of this proposal.

(2)	As this proposal is not considered a discretionary matter, brokers lack authority to exercise their discretion to vote uninstructed shares on this proposal.

(3)	As this proposal is considered a discretionary matter, brokers are permitted to exercise their discretion to vote uninstructed shares on this proposal.

THE BOARD RECOMMENDS A VOTE “FOR” THE EGM PROPOSALS NO. 1 - 5.

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VOTING PROCEDURE FOR HOLDERS OF ORDINARY SHARES

Shareholders entitled to attend and vote at the EGM may do so in person at the EGM or any adjournment thereof. Shareholders who are unable to attend the EGM or any adjournment thereof and who wish to ensure that their Ordinary Shares will be voted are requested to complete, date and sign the enclosed form of proxy in accordance with the instructions set out therein and in this proxy statement and submit it (i) online at www.proxyvote.com, (ii) by mail, by marking, signing, and dating the proxy card and return it in the postage-paid envelope provided to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717, (iii) by calling 1-800-690-6903 or (iv) by voting during the meeting at www.virtualshareholdermeeting.com/CURR2026. The proxy statement, a form of proxy card and our most recent annual report are available, free of charge, by requesting it (i) online at www.proxyvote.com, or (ii) by calling 1-800-579-1639.

Abstentions and broker non-votes

An “abstention” represents a shareholder’s affirmative choice to decline to vote on a proposal. A “broker non-vote” occurs when a beneficial owner of shares held in street name does not provide voting instructions to the broker on a non-routine matter and the broker does not have discretionary authority to vote the shares. Under current stock exchange rules applicable to U.S. brokers, the reelection of directors (Proposal 1), the Debt-to-Equity Conversion (Proposal 2), and the 2025 Equity Incentive Plan (Proposal 3) are considered non-routine matters for which brokers lack discretionary voting authority absent instructions from the beneficial owner. The Ratification of Auditor Appointment (Proposal 4) and the EGM Adjournment (Proposal 5) are generally considered routine matters for which brokers may exercise discretion to vote uninstructed shares; however, the Company cannot guarantee that brokers will exercise discretionary authority on any routine item. Abstentions and broker non-votes, if any, will be counted for the purpose of determining the presence of a quorum. Because the proposals being put to shareholders will be decided by a simple majority of the votes cast by shareholders entitled to vote on the matter, abstentions and broker non-votes are not votes cast and therefore will not affect the outcome of any proposal.

Quorum

The presence, whether in person or via the Virtual Platform or by proxy, of one or more members holding Ordinary Shares that represent at least one-third (1/3) of the issued Ordinary Shares carrying the right to vote at the EGM shall constitute a quorum. Broker non-votes and abstentions, if any, will be included for purposes of determining whether a quorum is present.

ANNUAL REPORT TO SHAREHOLDERS

Pursuant to Nasdaq’s Marketplace Rules which permit companies to make available their annual report to shareholders on or through the company’s website, the Company posts its annual reports on its website. Currenc was a U.S. domestic issuer through June 30, 2025 and filed its Annual Report on Form 10-K for the fiscal year ending December 31, 2024, its Quarterly Report on Form 10-Q for the quarter ended March 31, 2025, and Current Reports on Form 8-K from time to time through June 30, 2025. Effective June 30, 2025, Currenc qualified as a foreign private issuer; beginning with the fiscal year ending December 31, 2025, the Company expects to file its annual report on Form 20-F within four months after fiscal year-end and, in lieu of Forms 10-Q and 8-K, to furnish information on Form 6-K as and when required. The Annual Report on Form 10-K for the fiscal year ending December 31, 2024, the Form 10-Q for the quarter ended March 31, 2025, the Company’s Forms 8-K through June 30, 2025, and, thereafter, its Forms 6-K and future Form 20-F filings are available free of charge on the SEC’s website and on the Company’s website, and may also be obtained without charge upon request from Investor Relations at investors@currencgroup.com.

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EGM PROPOSAL NO. 1

REELECTION OF DIRECTOR

The Board currently consists of five (5) members. Eric Weinstein will seek re-election at the EGM.

The Company’s nominating and corporate governance committee recommends, and the Board concurs, that Mr. Weinstein be re-elected.

If re-elected, Mr. Weinstein will hold office until the 2028 annual general meeting of shareholders or until his appointment is otherwise terminated in accordance with the then-current amended and restated memorandum and articles of association of the Company.

Information Regarding the Director Nominee

Eric Weinstein has served as a Director of the Company since March 2021 including as the chairman of the board of directors of INFINT from November 2021 until the Business Combination. Mr. Weinstein served as a Managing Director of JonesTrading from July 2022 until January 2023. Prior to that, Mr. Weinstein served as an Investment Manager at Eastmore Group since February 2018 where his responsibilities as a managing director included screening and overseeing investments. He has previously served as a Managing Director at Neuberger Berman from May 2009 to January 2018 where he was also the Chairman of Hedge Fund Solutions and a member of the Investment Risk Committee and Alternatives Investment Committee. Mr. Weinstein has over 30 years of experience at global financial services firms that include Neuberger Berman, Lehman Brothers Holdings Inc., Swiss Bank Corporation, and Morgan Stanley. At Lehman Brothers, Mr. Weinstein acted as a Chief Investment Officer of Lehman Brothers Alternative Investment Management and oversaw a pool of capital that exceeded $5 billion U.S. dollars. He has served as the co-manager of a private equity investment start-up which was focused on providing seed capital to start up investment firms. He has also served as a director to a number of investment funds. Mr. Weinstein has global experience managing investments and servicing clients in North America, South America, Europe, Asia, and Oceania. Mr. Weinstein received his MBA from the Wharton School at the University of Pennsylvania and a Bachelor of Arts in economics from Brandeis University.

Resolutions to be Voted Upon

The resolution to be proposed shall be as follows:

It is resolved, as an ordinary resolution, that Eric Weinstein be re-elected as a director of the Company to hold office in accordance with the amended and restated memorandum and articles of association of the Company until the 2028 annual general meeting of the Company, or until his successor is duly elected and qualified.

Vote Required and Board Recommendation

The approval of this Proposal No. 1 requires the affirmative vote of a simple majority of votes cast by shareholders as, being entitled to do so, vote in person or by proxy at the EGM.

THE BOARD RECOMMENDS VOTING “FOR” EGM PROPOSAL 1 TO APPROVE THE RE-ELECTION OF DIRECTOR AS DESCRIBED IN THIS EGM PROPOSAL 1.

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EGM PROPOSAL NO. 2

Debt-to-Equity Conversion

Background

On August 6, 2025, the Company entered into a Share Purchase Agreement (the “Purchase Agreement”) with its founder, chief executive officer and chairman of the Board, Alexander King Ong Kong, and its largest shareholder, Regal Planet Limited, an entity controlled by Mr. Kong (together, the “Creditors”), to settle outstanding indebtedness owed by the Company and/or its subsidiaries to the Creditors in an aggregate amount of approximately US$54,550,612.30 (the “Outstanding Indebtedness”). Pursuant to the Purchase Agreement, the Company agreed to issue to the Creditors an aggregate of 35,653,995 Ordinary Shares, at a price of US$1.53 per share, in full and complete satisfaction, discharge, and settlement of the Outstanding Indebtedness (the “Debt-to-Equity Conversion”). The number of Ordinary Shares to be issued to each Creditor is set forth in the Purchase Agreement attached hereto as Exhibit A and is based on the amount of indebtedness held by each Creditor.

The Board believes that the Debt-to-Equity Conversion will (i) strengthen the Company’s balance sheet by eliminating substantial debt, (ii) align the interests of the Creditors with those of the Company’s shareholders and (iii) improve the Company’s ability to obtain additional financing and meet ongoing listing requirements.

Nasdaq rules considerations

We are seeking shareholder approval of the Debt-to-Equity Conversion in accordance with the Nasdaq Listing Rules. The proposed issuance of an aggregate of 35,653,995 Ordinary Shares to the Creditors will exceed 20% of the Company’s pre-transaction outstanding Ordinary Shares. The conversion price of US$1.53 per share was equal to or greater than the Nasdaq “Minimum Price” as of the date the parties entered into a binding agreement. The Minimum Price is defined under Nasdaq rules as the lower of (i) the Nasdaq Official Closing Price of our Ordinary Shares immediately preceding the signing of the binding agreement and (ii) the average Nasdaq Official Closing Price for the five trading days immediately preceding that date. Because the transaction is a private issuance exceeding 20% of the pre-transaction outstanding shares and the recipients include a director, officer and Substantial Shareholder, we are seeking shareholder approval pursuant to Nasdaq Listing Rule 5635. In addition, if the issuance would result in a “change of control” under Nasdaq Listing Rule 5635(b), shareholder approval is required on that basis. Based on the pro forma ownership described below, following the issuance Mr. Kong’s beneficial ownership would be approximately 57%, which would constitute a change of control under the Nasdaq rules.

Audit Committee review and approval of related party transaction

Because Mr. Kong is a related party, the Audit Committee of our Board of Directors, which is comprised solely of independent directors, conducted an appropriate review of the Debt-to-Equity Conversion for potential conflicts of interest and approved the transaction in accordance with our related party transactions policy and applicable Nasdaq rules. In connection with its review, the Audit Committee considered, among other things, (i) the aggregate amount of indebtedness to be extinguished, (ii) the conversion price relative to the Nasdaq Minimum Price at signing, (iii) the expected impact on the Company’s capitalization and liquidity, (iv) the alignment of interests between the Creditors and other shareholders, and (v) alternatives reasonably available to the Company.

Purposes of shareholder approval

Although the Board has approved the Purchase Agreement and the issuance of the shares, we are submitting the Debt-to-Equity Conversion to shareholders for approval in accordance with Nasdaq Listing Rule 5635 and, to the extent applicable, Nasdaq Listing Rule 5635(b) relating to a potential change of control. Approval of this proposal will constitute approval of (i) the Purchase Agreement and the Debt-to-Equity Conversion, (ii) the allotment and issuance of an aggregate of 35,653,995 Ordinary Shares to the Creditors at US$1.53 per share in full satisfaction of the Outstanding Indebtedness and (iii) authorization for the Board to take all actions necessary or desirable to implement the Debt-to-Equity Conversion. The Company currently has sufficient authorized but unissued Ordinary Shares to issue all 35,653,995 Ordinary Shares contemplated by the Debt-to-Equity Conversion. Accordingly, no amendment to the Company’s amended and restated memorandum and articles of association is required in connection with this proposal.

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Pro forma capitalization and ownership

Immediately prior to the Debt-to-Equity Conversion, the Company had 76,611,444 Ordinary Shares issued and outstanding. The issuance of 35,653,995 Ordinary Shares in the Debt-to-Equity Conversion would represent approximately 47% of the 76,611,444 Ordinary Shares outstanding immediately prior to the transaction, and approximately 32% of the 112,265,439 Ordinary Shares that would be outstanding immediately after giving effect to the transaction. Of the 35,653,995 Ordinary Shares to be issued, 2,795,669 shares would be issued to Mr. Kong and 32,858,326 shares would be issued to Regal Planet Limited in proportion to their respective holdings of the Outstanding Indebtedness. Based on information available to the Company as of the Record Date, the beneficial ownership of each of Mr. Kong and Regal Planet Limited, and of Mr. Kong together with his affiliates, immediately before and after the Debt-to-Equity Conversion would be as follows: before the transaction, 27,834,274 shares (36%) and after the transaction, 63,488,269 shares (57%).

Pro forma balance sheet effect

Upon completion of the Debt-to-Equity Conversion, the Company will extinguish approximately $54,550,612.30 of indebtedness and increase shareholders’ equity by the same amount, subject to customary transaction costs. On a pro forma basis as of June 30, 2025, total debt would decrease from $126.4 million to $71.8 million, and shareholders’ equity would increase from deficit of $31.8 million to equity of $22.7 million. These illustrative pro forma figures are presented for informational purposes only, use U.S. dollars, and are rounded to the nearest thousand.

Resolution to be Voted Upon

The resolution to be proposed shall be as follows:

It is resolved, as an ordinary resolution, to authorize and approve the Purchase Agreement, dated August 6, 2025, by and among the Company, Mr. Alexander King Ong Kong and Regal Planet Limited, and to authorize and approve the issuance and allotment of an aggregate of 35,653,995 ordinary shares of par value US$0.0001 each in the capital of the Company to Mr. Alexander King Ong Kong and Regal Planet Limited at a price of US$1.53 per share in full satisfaction, discharge and settlement of US$54,550,612.30 of aggregate indebtedness of the Company owed to Mr. Alexander King Ong Kong and Regal Planet Limited (“Debt-to-Equity Conversion”), and to authorize the Board to take all actions necessary or desirable to implement the Debt-to-Equity Conversion.

Vote Required and Board Recommendation

The approval of this Proposal No. 2 requires the affirmative vote of a simple majority of the votes cast by shareholders as, being entitled to do so, vote in person or by proxy at the EGM.

THE BOARD RECOMMENDS A VOTE “FOR” EGM PROPOSAL NO. 2, THE APPROVAL OF the DEBT-TO-EQUITY Conversion AS DESCRIBED IN THIS EGM PROPOSAL NO. 2.

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EGM PROPOSAL NO. 3

2025 EQUITY INCENTIVE PLAN

Our Board of Directors, acting upon the recommendation of the Compensation Committee of the Board (the “Compensation Committee”), has approved the Company’s 2025 Equity Incentive Plan (the “2025 Plan”) to provide for the reservation and issuance of Ordinary Shares pursuant to awards granted under the 2025 Plan. The Board recommends that the 2025 Plan be approved and adopted by the Company’s shareholders and directs that such proposal be submitted at the EGM. For the avoidance of doubt, this action was recommended by the Compensation Committee; the Audit Committee did not act with respect to this proposal.

As of the Record Date, awards covering an aggregate of approximately 3,924,659 Ordinary Shares were outstanding under the Company’s existing equity compensation arrangements, and approximately 711,432 Ordinary Shares remained available for future issuance. The Board has determined that adoption of the 2025 Plan, including approval of a new share reserve thereunder, is advisable and in the best interests of the Company and its shareholders to ensure that the Company continues to have a meaningful, flexible, and competitive equity program to attract, retain, and incentivize qualified directors, officers, employees, consultants and other service providers, and to align their interests more closely with those of the Company’s shareholders.

Set forth below is a summary of the material terms of the 2025 Plan. This summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the 2025 Plan, which is attached hereto as Exhibit B and incorporated by reference herein.

Summary of the 2025 Plan

Upon the recommendation of the Compensation Committee, the Board has determined that it is in the best interests of the Company to adopt the 2025 Plan providing for the reservation of up to 10,000,000 Ordinary Shares for issuance pursuant to awards thereunder (the “2025 Plan Share Reserve”), subject to equitable adjustments as described below. The 2025 Plan also updates references to reflect the Company’s current name and the par value of the Ordinary Shares and includes customary administrative, adjustment and compliance provisions.

The 2025 Plan authorizes the grant of stock options (including Incentive Stock Options and Nonqualified Options), share appreciation rights, restricted shares, restricted share units, performance awards, and other share- or cash-based awards to eligible service providers, including the Company’s and its subsidiaries’ employees, officers, directors and consultants, as determined by the Compensation Committee. The 2025 Plan will be administered by the Compensation Committee, which will have broad authority to determine award recipients; the types, sizes and terms of awards; vesting schedules and performance conditions; the method of settlement (including in cash, shares or net settlement); and to interpret and administer the 2025 Plan and awards thereunder.

The 2025 Plan includes an annual evergreen feature pursuant to which, beginning January 1, 2026, the share reserve will automatically increase on the first day of each calendar year by the lesser of (i) 5% of the Company’s issued and outstanding Ordinary Shares as of December 31 of the immediately preceding year or (ii) a smaller number of shares determined by the Board.

Awards to non-employee directors are subject to an annual limit: the aggregate grant date fair value of awards that may be granted to any non-employee director in any fiscal year may not exceed US$500,000. In addition, while all options granted under the 2025 Plan will be Nonqualified Options unless expressly designated as Incentive Stock Options, the aggregate number of shares that may be delivered pursuant to Incentive Stock Options under the 2025 Plan is capped at 10,000,000, subject to adjustment. For the avoidance of doubt, grants of Incentive Stock Options remain subject to, and cannot exceed, the number of Shares then available for issuance under the Plan; the 10,000,000 Incentive Stock Option limit functions as a ceiling within, and not in addition to, the Plan’s overall Share Reserve (including any future evergreen increases).

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The 2025 Plan provides customary share counting and recycling rules, including that shares underlying awards that expire, are cancelled, forfeited or otherwise terminate without issuance will again become available for new awards. The 2025 Plan also permits replacement awards and the use of sub-plans for non-U.S. jurisdictions.

The 2025 Plan contains customary provisions for equitable adjustment in connection with share splits, recapitalizations and similar corporate events; sets forth treatment of awards upon certain corporate transactions and changes in control; and includes transfer restrictions and lock-up provisions as may be required by underwriters. The Company also reserves repurchase rights with respect to awards and underlying shares in specified circumstances when a participant ceases to be an eligible service provider.

Under the 2025 Plan, the Board may amend, suspend or terminate the plan, subject to shareholder approval where required by applicable law, regulation or stock exchange rules. Without shareholder approval, the Company may not reduce the exercise price of options or SARs, cancel and regrant options or SARs at a lower exercise price, or take any action that would be deemed a “repricing” under applicable exchange rules. The 2025 Plan is subject to the Company’s clawback policies and applicable law.

The term of the 2025 Plan extends for ten years from its effective date (unless terminated earlier), and no awards may be granted thereafter, though outstanding awards may continue in accordance with their terms. The 2025 Plan is governed by the laws of the Cayman Islands and provides for the adoption of country-specific sub-plans as needed.

Shareholder approval under Nasdaq rules; effectiveness

We are seeking shareholder approval of the 2025 Equity Incentive Plan in accordance with Nasdaq Listing Rule 5635(c). If shareholders approve the 2025 Plan, it will become effective as of the date shareholders approve it the EGM. No awards will be granted under the 2025 Plan unless and until shareholders approve it at the EGM. If shareholders do not approve the 2025 Plan, the Company will continue to make awards, if at all, under its existing equity plans to the extent shares remain available, and the Company may reconsider its equity compensation strategy.

Plan share reserve; outstanding awards; overhang and potential dilution

As of the Record Date, the Company had 76,611,444 Ordinary Shares issued and outstanding. Awards covering an aggregate of approximately 3,924,659 Ordinary Shares were outstanding under the Company’s existing equity compensation arrangements and approximately 711,432 Ordinary Shares remained available for future grant under those arrangements. The 2025 Plan provides for a share reserve of up to 10,000,000 Ordinary Shares, subject to equitable adjustments as described in the 2025 Plan. Beginning January 1, 2026, the share reserve will automatically increase on the first day of each calendar year by the lesser of (i) 5% of the Company’s issued and outstanding Ordinary Shares as of December 31 of the immediately preceding year or (ii) such smaller number of shares as may be determined by the Board. For illustrative purposes only, if 76,611,444 Ordinary Shares were outstanding on December 31, 2025, the annual automatic increase on January 1, 2026 would be 3,830,572 shares (5% of 76,611,444) absent a Board determination to use a smaller number.

Table 1: Capitalization and Overhang Snapshot (as of the Record Date)

Metric	Shares
Ordinary Shares outstanding	76,611
Shares subject to outstanding equity awards	3,925
Shares remaining available for grant under existing plans	711
New 2025 Plan share reserve	10,000
Total potential overhang if 2025 Plan approved	14,636
Total potential overhang as % of basic outstanding	19%

Note: Figures are illustrative and rounded to the nearest thousand. Percentages are based on basic shares outstanding as of the Record Date.

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Key plan features and investor protections

The 2025 Plan includes features that the Board believes reflect prevailing market practice and align the interests of participants with those of shareholders. Among other things, the 2025 Plan prohibits repricing of stock options or share appreciation rights without shareholder approval; provides an annual per-director limit on the grant-date fair value of awards; includes administrative and adjustment provisions customary for a Nasdaq-listed issuer; and provides that awards are subject to the Company’s clawback policy and applicable law. The evergreen feature described above will not operate in any year to increase the share reserve by more than 5% of the Company’s issued and outstanding Ordinary Shares as of the prior December 31, and the Board may determine a smaller increase or no increase in any year.

Resolution to be Voted Upon

The resolution to be proposed shall be as follows:

It is resolved, as an ordinary resolution, to approve and adopt the Company’s 2025 Equity Incentive Plan (in the form appended to Exhibit B of the proxy statement) and all transactions contemplated thereunder, including the reservation and issuance of up to 10,000,000 ordinary shares of par value US$0.0001 each in the capital of the Company pursuant to awards granted under the Company’s 2025 Equity Incentive Plan.

Vote Required and Board Recommendation

The approval of this Proposal No. 3 requires the affirmative vote of a simple majority of votes cast by shareholders as, being entitled to do so, vote in person or by proxy at the EGM.

THE BOARD RECOMMENDS A VOTE “FOR” EGM PROPOSAL NO. 3 TO APPROVE THE 2025 EQUITY INCENTIVE PLAN AS DESCRIBED IN THIS EGM PROPOSAL NO. 3.

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EGM PROPOSAL NO. 4

RATIFICATION OF THE APPOINTMENT OF MRI Moores Rowland LLP

We are proposing to ratify the appointment of MRI Moores Rowland LLP (“MRI”) as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2025. The Audit Committee of the Board has recommended that the Board select, and the Board has selected, MRI to serve as the Company’s independent registered public accounting firm for fiscal year 2025. Although the Company’s governing documents do not require submission of this matter to shareholders, the Board considers it desirable that the appointment of MRI be ratified by shareholders.

Prior Consultation Prior to MRI’s engagement for the current fiscal year, neither the Company nor anyone on its behalf consulted with MRI on the application of any accounting principles to a specific transaction, the type of audit opinion that might be rendered on the Company’s financial statements, or any matter that was the subject of a disagreement or a reportable event under applicable SEC rules. To the Company’s knowledge, MRI is registered with the Public Company Accounting Oversight Board (United States) and independent of the Company within the meaning of the U.S. federal securities laws and applicable rules and regulations thereunder.

Audit services provided by MRI for fiscal year 2025 will include the audit of the Company’s consolidated financial statements and services related to periodic filings with the SEC. The Company expects that MRI will continue to perform certain statutory audits of non-U.S. subsidiaries; such services have been pre-approved by the Audit Committee and are not expected to impair MRI’s independence. A representative of MRI is not expected to be present at the EGM and therefore will not (i) have the opportunity to make a statement if they so desire or (ii) be available to respond to questions from shareholders.

In the event that our shareholders do not ratify the appointment of MRI, the Audit Committee will reconsider its selection. Even if the appointment is ratified, the Audit Committee may recommend the appointment of a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of the Company and its shareholders.

Principal accountant fees and services

The following table sets forth the aggregate fees billed by MRI, the Company’s principal accountant for the fiscal years indicated. Amounts are stated in U.S. dollars and rounded to the nearest thousand. MRI was appointed for fiscal year 2025; fees for MRI will be reported in future periods.

Fee Category	Fiscal year ended Dec. 31, 2024	Fiscal year ended Dec. 31, 2023
Audit Fees	$498	$484
Audit-Related Fees	$122	$-
Tax Fees	$-	$-
All Other Fees	$-	$-
Total	$620,000	$484,000

Note: Audit Fees consist of fees for the audit of annual financial statements, the review of interim financial statements, and services normally provided in connection with statutory and regulatory filings. Audit-Related Fees are assurance and related services reasonably related to the performance of the audit or review. Tax Fees consist of tax compliance, planning and advisory services. All Other Fees include any products and services not reported in the foregoing categories.

Resolution to be Voted Upon

The resolution to be proposed shall be as follows:

It is resolved as an ordinary resolution to ratify the appointment of MRI Moores Rowland LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2025.

Broker discretionary voting

Under the rules of certain securities self-regulatory organizations applicable to U.S. brokers, the Ratification of Auditor Appointment is generally considered a routine matter for which brokers may exercise discretion to vote uninstructed shares; however, the Company cannot guarantee that brokers will exercise such discretion. The treatment of broker discretionary voting is further described under “Voting Procedure for Holders of Ordinary Shares” in this proxy statement.

Vote Required and Board Recommendation

The approval of this Proposal No. 4 requires the affirmative vote of a simple majority of votes cast by shareholders as, being entitled to do so, vote in person or by proxy at the EGM.

THE BOARD RECOMMENDS VOTING “FOR” EGM PROPOSAL 4 TO APPROVE THE RATIFICATION OF THE APPOINTMENT OF MRI AS DESCRIBED IN THIS EGM PROPOSAL 4.

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EGM PROPOSAL NO. 5

EGM ADJOURNMENT

EGM Proposal No. 5, if adopted, will allow the Board to adjourn the EGM to a later date or dates or sine die, if necessary to permit further solicitation and vote of proxies if, at the time of the EGM of the Company, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing EGM proposals or any proposal to be presented at the EGM.

EGM Proposal No. 5 will be presented to the holders of Ordinary Shares at the discretion of the chairman of the meeting. If EGM Proposal No. 5 is presented to shareholders but not approved by shareholders, the Board may not be able to adjourn the EGM to a later date in the event that there are insufficient votes for, or otherwise in connection with, the approval of the EGM proposals.

Resolution to be Voted Upon

The resolution to be proposed shall be as follows:

It is resolved, as an ordinary resolution, to adjourn the EGM (as defined in the proxy statement) to a later date or dates or sine die, if necessary, to permit further solicitation and vote of proxies if, at the time of the EGM, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals or any proposal to be presented at the EGM.

Vote Required and Board Recommendation

The approval of this Proposal No. 5 requires the affirmative vote of a simple majority of votes cast by shareholders as, being entitled to do so, vote in person or by proxy at the EGM.

THE BOARD RECOMMENDS A VOTE “FOR” EGM PROPOSAL NO. 5, THE APPROVAL OF EGM ADJOURNMENT AS DESCRIBED IN THIS EGM PROPOSAL NO. 5.

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OTHER MATTERS

The Board is not aware of any other business that will be presented to the EGM. If any other business is properly brought before the EGM, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxies.

COMMUNICATIONS WITH THE BOARD OF DIRECTORS

Shareholders wishing to communicate with the Board or any individual director may write to the Board or the individual director to the Board of Currenc Group Inc., at 410 North Bridge Road, Spaces City Hall, Singapore 188726. Any such communication must state the number of shares beneficially owned by the shareholders making the communication. All such communications will be forwarded to the full Board or to any individual director or directors to whom the communication is directed unless the communication is clearly of a marketing nature or is unduly hostile, threatening, illegal, or similarly inappropriate, in which case the Company has the authority to discard the communication or take appropriate legal action regarding the communication.

WHERE YOU CAN FIND MORE INFORMATION

The Company files annual and current reports and other documents with the SEC under the Exchange Act. The Company’s SEC filings made electronically through the SEC’s EDGAR system are available to the public at the SEC’s website at http://www.sec.gov. You may read and copy any document the Company files at the website of the SEC referred to above.

January 16, 2026

By order of the Board of Directors

/s/ Alexander King Ong Kong
Alexander King Ong Kong
Chief Executive Officer, Director, and
Chairman of the Board of Directors

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EXHIBIT A

Purchase Agreement

Share Purchase AGREEMENT

This Share Purchase Agreement (this “Agreement”), dated August 6, 2025, is by and among Currenc Group Inc., an exempted company incorporated and registered in the Cayman Islands (the “Company”), Alexander King Ong Kong (“Mr. Kong”) and Regal Planet Limited, a limited liability company incorporated under the laws of the British Virgin Islands (“Regal”, and together with Mr. Kong, the “Creditors,” each, a “Creditor”) (the Company and Creditor, together, the “Parties”).

RECITALS

WHEREAS, the Company and/or its subsidiaries currently owe indebtedness to the Creditors, in an aggregate amount of US$54,550,612.30, with each Creditor holding individually holding the amount of indebtedness set forth on such Creditor’s signature page hereto (such amounts, in the aggregate and individually, the “Outstanding Indebtedness”);

WHEREAS, it is proposed that the Company issue to the Creditors ordinary shares, par value $0.0001 per share, of the Company (the “Ordinary Shares”), in the manner set forth herein, in full and complete satisfaction, discharge and settlement of the Outstanding Indebtedness;

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants contained herein, the Parties hereby agree as follows:

1. Purchase and Sale. On the terms and subject to the conditions of this Agreement, each Creditor hereby purchases and accepts from the Company, and the Company hereby agrees to issue and sell to each Creditor, the number of Ordinary Shares set forth on the signature page hereto for each Creditor (such Ordinary Shares, the “Securities”), which, for the avoidance of doubt, is a number of Ordinary Shares obtained by dividing: (a) the Outstanding Indebtedness held by such Creditor, divided by (b) $1.53 per share. The issuance by the Company of the Securities shall be in full and complete satisfaction, discharge and settlement of the portion of the Outstanding Indebtedness owned by such Creditor, which is set forth on the signature page hereto.

2. Retirement of Outstanding Indebtedness. The Parties hereby acknowledge and agree that the issuance of the Securities to each Creditor pursuant to this Agreement constitutes full and complete satisfaction, discharge, and settlement of any and all amounts, claims, or obligations, whether known or unknown, that are or may be outstanding and payable by the Company to each Creditor in respect of such Creditor’s portion of the Outstanding Indebtedness. Upon receipt of the Securities in the manner contemplated by this Agreement, no Creditor shall have any further right to payment or claim against the Company with respect to any amounts previously owed or alleged to be owed under or in connection with such Creditor’s portion of the Outstanding Indebtedness.

3. Closing.

(a) Closing. The purchase and sale of the Securities (the “Closing”) shall be completed through electronic means on the second (2nd) business day following the satisfaction of all closing conditions (the “Closing Date”). At the Closing, each Creditor agrees to deliver to the Company (a) a duly executed cross-receipt; and (b) any other document which the Company or its counsel reasonably requests in connection with the Closing. Upon satisfaction of the conditions set forth in Sections 3(b), the Closing shall occur remotely by electronic delivery of documents.

(b) Closing Conditions.

(i) The obligations of the Company hereunder in connection with the Closing are subject to the following conditions being met:

(A) the accuracy in all material respects (or, to the extent representations or warranties are qualified by materiality, in all respects) on the Closing Date of the representations and warranties of the Purchasers contained herein (unless as of a specific date therein in which case they shall be accurate as of such date);

(B) all obligations, covenants and agreements of each Purchaser required to be performed at or prior to the Closing Date shall have been performed;

(C) the delivery by each Purchaser of the items set forth in Section 3(a) of this Agreement; and

(D) receipt by the Company of Shareholder Approval (as defined below) for the issuance of the Securities and the consummation of the transactions contemplated hereby.

(ii) The respective obligations of the Purchasers hereunder in connection with the Closing are subject to the following conditions being met:

(A) the accuracy in all material respects (or, to the extent representations or warranties are qualified by materiality, in all respects) when made and on the Closing Date of the representations and warranties of the Company contained herein (unless as of a specific date therein in which case they shall be accurate as of such date);

(B) all obligations, covenants and agreements of the Company required to be performed at or prior to the Closing Date shall have been performed;

(C) receipt by the Company of Shareholder Approval for the issuance of the Securities and the consummation of the transactions contemplated hereby;

(D) from the date hereof to the Closing Date, trading in the Ordinary Shares shall not have been suspended by the Securities and Exchange Commission (the “Commission”) or The Nasdaq Global Market and, at any time prior to the Closing Date, trading in securities generally shall not have been suspended or limited, or minimum prices shall not have been established on securities whose trades are reported by such service, or on any nationally recognized markets or exchanges where the Ordinary Shares are listed or quoted for trading, nor shall a banking moratorium have been declared either by the United States or New York State authorities nor shall there have occurred any material outbreak or escalation of hostilities or other national or international calamity of such magnitude in its effect on, or any material adverse change in, any financial market which, in each case, in the reasonable judgment of such Purchasers, makes it impracticable or inadvisable to purchase the Securities at the Closing.

4. Representations and Warranties of the Company. As of the date of this Agreement and as of the Closing, the Company represents and warrants to each Creditor as follows:

(a) Organization. The Company: (i) is duly incorporated, validly existing and in good standing as a company under the laws of the Cayman Islands, (ii) has all requisite corporate power and authority to carry on its business as now conducted and to own, lease and operate its properties and assets, and (iii) has all requisite corporate power and authority to issue the Securities and to enter into and carry out its obligations under this Agreement.

(b) Valid Issuance. As of the Closing Date, the Securities will be, duly authorized and, when issued, delivered and paid for in the manner set forth in this Agreement, will be validly issued, fully paid and nonassessable.

(c) Authorization; Enforceability. The execution, delivery, and performance of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action. This Agreement constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by or subject to any bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors’ rights generally and subject to general principles of equity.

5. Representations and Warranties of the Creditor. As of the date of this Agreement and as of the Closing, each Creditor, for itself and for no other Creditor, hereby represents and warrants to the Company as follows:

(a) Organization; Capacity. If such Creditor is an entity, such Creditor is duly incorporated and validly existing and in good standing under its jurisdiction of formation and has all requisite power and authority to carry on its business and to own, lease and operate its properties and assets. If such Creditor is an individual, such Creditor has the legal capacity and authority to execute, deliver, and perform its obligations under this Agreement.

(b) Authority. Such Creditor has all requisite authority to purchase the Securities, enter into this Agreement and to perform all the obligations required to be performed by such Creditor hereunder, and such purchase will not contravene any law, rule, or regulation binding on such Creditor or any investment guideline or restriction applicable to such Creditor.

(c) No Violations. The execution and delivery by such Creditor of this Agreement does not, and the consummation of the transactions contemplated hereby will not, (i) conflict with, or result in any violation or breach of, any provision of the certificate of incorporation, bylaws, or other governing document, as applicable, of such Creditor, (ii) result in any violation or breach of, or constitute (with or without notice or lapse of time, or both) a default under, or require a consent or waiver under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, contract or other agreement, instrument or obligation to which such Creditor is a party, or (iii) conflict with or violate any permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to such Creditor or any of such Creditor’s properties or assets.

(d) No Liens. Such Creditor is the sole legal and beneficial owner of the portion of the Outstanding Indebtedness set forth on such Creditor’s signature page hereto, and such Outstanding Indebtedness is owned by such Creditor free and clear of any and all liens, security interests, pledges, charges, encumbrances, or other adverse claims of any kind. No person or entity other than such Creditor has any right, title, or interest in or to such portion of the Outstanding Indebtedness.

(e) Accredited Investor. Such Creditor is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) or an “accredited investor” as that term is defined in Rule 501(a) under the Securities Act.

(f) Ability to Evaluate. Such Creditor has sufficient knowledge, sophistication and experience in financial matters, business matters and investments to be capable of evaluating the merits and risks of the transactions contemplated hereby, has evaluated the merits and risks of such investment and understands the merits and risks of such an investment. Such Creditor has independently determined the acceptability of an investment in the Company.

(g) Additional Information. Such Creditor agrees to furnish any additional information requested by the Company or any of its affiliates to assure compliance with applicable U.S. federal and state securities laws in connection with the transactions contemplated by this Agreement.

(h) Indefinite Hold Period. Such Creditor understands that it must bear the economic risk of its investment for an indefinite period of time because the Securities have not been registered under the Securities Act and, therefore, cannot be sold unless they are subsequently registered under the Securities Act or an exemption from such registration is available. Such Creditor agrees that it will not offer to sell or otherwise transfer any of the Securities unless a registration statement with respect to the applicable Securities has become effective under the Securities Act or the Company has been furnished with an opinion of counsel satisfactory to it that such registration is not required.

(i) Access to Information. Such Creditor has had every opportunity to ask questions and receive answers from the Company and its officers and representatives concerning the terms and conditions of the purchase of the Securities, the current and planned operations and business of the Company and the risks associated therewith, and all of such questions have been answered to the full satisfaction of such Creditor. Such Creditor has had access to such information concerning the Company and the Securities as it deems necessary to enable such Creditor to make an informed investment decision concerning the purchase of the Securities.

(j) No Determination of Fairness. Such Creditor is aware that no federal or state agency has made any findings or determinations as to the fairness involved in this investment, nor any recommendation or endorsement of the Securities as an investment.

(k) Ability to Withstand Loss of Investment. Such Creditor acknowledges that an investment in the Securities is suitable and consistent with such Creditor’s investment program and that such Creditor’s financial position enables it to bear the risks of this investment including, but not limited to, a total loss of such investment.

(l) Absence of Public Market; Private Placement; No Action Taken to Invalidate Private Placement. Such Creditor understands that the offer and sale of the Securities have not been reviewed, approved or disapproved by the Commission or any other state or federal governmental entity. Such Creditor understands that the Securities are being offered and sold to it in reliance on Section 4(a)(2), which is an exemption from the registration requirements of the Securities Act, as well as exemptions from the registration requirements of state securities laws and that the Company is relying in part upon the truth and accuracy of, and such Creditor’s compliance with, the representations, warranties, agreements, acknowledgments and understandings of such Creditor set forth in this Agreement in order to determine the availability of such exemptions and the eligibility of such Creditor to acquire the Securities in compliance with such laws. Such Creditor has not taken any action that would result in the offering contemplated by this Agreement being treated as a public offering rather than a valid private placement under the law.

(m) Intent. Such Creditor is acquiring the Securities solely for such Creditor’s own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. Such Creditor understands that the Securities have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of such Creditor and of the other representations made by such Creditor in this Agreement. Such Creditor understands that the Company is relying upon the representations and agreements contained in this Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

(n) Restrictions on Transfer. Such Creditor agrees: (A) that such Creditor will not sell, assign, pledge, give, transfer, or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, unless the transaction is registered under the Securities Act and complies with the requirements of all applicable state securities laws, or the transaction is exempt from the registration provisions of the Securities Act and all applicable requirements of state securities laws; (B) that the Securities shall be held in book entry form and the Company’s records shall be annotated to reflect a legend making reference to the foregoing restrictions; and (C) that the Company and its affiliates shall not be required to give effect to any purported transfer of such Securities, except upon compliance with the foregoing restrictions.

(o) SEC Reports. Such Creditor acknowledges that it has had access to and has reviewed the following (collectively, the “Disclosure Documents”): (i) the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, including, without limitation, the section captioned “Risk Factors” regarding risk factors associated with an investment in the Company, (ii) the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2025, (iii) the Company’s Current Reports on Form 8-K filed since January 1, 2025 and (iv) the Company’s Current Reports on Form 6-K since June 30, 2025 including, in each case, any amendments thereto, all as filed with the SEC. In making this investment, such Creditor has not relied upon any information not included in the Disclosure Documents or this Agreement, and such Creditor has not relied upon any representations or warranties made by the Company, any other director or officer thereof, except as expressly set forth in this Agreement.

(p) Consultation With Own Attorney. Such Creditor has been advised to consult with its own attorney and other financial and tax advisers regarding all legal matters concerning an investment in the Company and the tax consequences of purchasing the Securities, and has done so, to the extent such Creditor considers necessary.

(q) Tax Consequences. Such Creditor acknowledges that the tax consequences of investing in the Company will depend on particular circumstances, and neither the Company, the Company’s officers, any other investors, nor the partners, shareholders, members, managers, agents, officers, directors, employees, affiliates or consultants of any of them, will be responsible or liable for the tax consequences to such Creditor of an investment in the Company. Such Creditor has relied solely upon its own advisers with respect to the tax consequences of this investment.

(r) Information Provided by Creditor. All information which such Creditor has provided to the Company concerning such Creditor, its financial position and its knowledge of financial and business matters is truthful, accurate, correct, and complete as of the date set forth herein and shall be as of the Closing Date. Such Creditor undertakes to promptly inform the Company of any changes in such information or any inaccuracy in the representations and warranties made by Such Creditor herein arising prior to the Closing Date.

6. Legend. The Securities shall be held in book entry form and the Company’s records shall be annotated to reflect the following legend with respect to the Securities:

“THE SECURITIES EVIDENCED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION. THE SECURITIES MAY NOT BE OFFERED, SOLD, PLEDGED, OR OTHERWISE TRANSFERRED EXCEPT (1) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OR (2) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT, IN EACH CASE IN ACCORDANCE WITH ALL APPLICABLE STATE SECURITIES LAWS AND THE SECURITIES LAWS OF OTHER JURISDICTIONS.”

7. Indemnification. Each Creditor, severally and not jointly, agrees to indemnify and hold harmless the Company and its subsidiaries, as well as the respective officers, directors, and each other person, if any, who controls the Company, within the meaning of Section 15 of the Securities Act, against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all expenses reasonably incurred in investigating, preparing or defending against any litigation commenced or threatened or any claim whatsoever) (the “Indemnified Liabilities”) arising out of or based upon any allegedly false representation or warranty or breach of or failure by such Creditor to comply with any covenant or agreement made by such Creditor herein or in any other document furnished by such Creditor to any of the foregoing in connection with this transaction. To the extent that the foregoing undertaking by such Creditor may be unenforceable for any reason, such Creditor shall make the maximum contribution to the payment and satisfaction of each of the Indemnified Liabilities that is permissible under applicable law. The indemnity and contribution agreements contained in this Section shall remain operative and in full force and effect regardless of (i) any termination of this Agreement and (ii) the consummation of the sale or successive resales of the Securities.

8. Shareholder Approval. From and after the date hereof the Company shall use its reasonable best efforts to provide each shareholder entitled to vote at a special meeting of shareholders of the Company (which may also be at the annual meeting of shareholders) (the “Shareholder Meeting”), which shall be promptly called and held not later than September 30, 2025 (the “Shareholder Approval Deadline”), a proxy statement or information statement (as applicable) or other solicitation document compliant with the Company’s obligations under U.S. securities laws, the rules of The Nasdaq Global Market and the laws of the Cayman Islands applicable to the Company (the “Solicitation Document”). The Solicitation Document shall solicit each of the Company’s shareholder’s affirmative vote at the Shareholder Meeting for approval of resolutions (“Shareholder Resolutions”) providing for the issuance of all of the Securities to the Purchasers, in compliance with applicable Nasdaq rules and regulations (such affirmative approval being referred to herein as the “Shareholder Approval”), and the Company shall use its reasonable best efforts to solicit its shareholders’ approval of such resolutions and to cause the Company’s board of directors to recommend to the shareholders that they approve such resolutions. The Company shall be obligated to seek to obtain the Shareholder Approval by the Shareholder Approval Deadline. If the Shareholder Approval is not obtained on or prior to the Shareholder Approval Deadline: (i) the Company shall cause an additional Shareholder Meeting to be held on or prior to the thirtieth (30th) calendar day following the failure to obtain Shareholder Approval, and (ii) shall thereafter (if necessary) cause repeated and further additional Shareholder Meetings to be held on successive 30-day intervals following the failure to obtain Shareholder Approval until Shareholder Approval is obtained.

9. Waiver, Amendment. Neither this Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the Company and Creditors representing a majority of the Outstanding Indebtedness.

10. Assignability. Neither this Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the Creditor without the prior written consent of the other party, and any attempted assignment without such prior written consent shall be void.

11. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

12. Submission to Jurisdiction. The parties submit to the exclusive jurisdiction of the courts of the Cayman Islands and the courts of appeal from them to determine any dispute arising out of or in connection with this agreement. The parties agree not to object to the exercise of jurisdiction of those courts on any basis.

13. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the Cayman Islands.

14. No Third Party Beneficiaries. This Agreement is not intended to confer on any person other than the parties, any rights or remedies and a person who is not a party to this agreement shall not have any rights under the Contracts (Rights of Third Parties) Act (As Revised). In the event that any term of this Agreement may be or becomes enforceable by a third party, the terms of this agreement or any of them may be varied in any way or waived or this agreement may be rescinded (in each case) without the consent of any such third party.

15. Section and Other Headings. The section and other headings contained in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

16. Counterparts. This Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement. Signatures delivered by electronic mail (including in .pdf format) or by other electronic means shall be deemed to have the same legal effect as delivery of an original executed counterpart.

17. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Creditor, to the address and email set forth on the signature page hereto.

If to the Company:	Currenc Group Inc. 410 North Bridge Road, Spaces City Hall, Singapore 188762 Attn: Ronnie Ka Wah Hui Email: [***]

with a copy to:	Kleinberg Kaplan Wolff & Cohen P.C. 500 5th Avenue New York, New York 10110 Attn: Jonathan A. Ain E-mail: jain@kkwc.com

18. Binding Effect. The provisions of this Agreement shall be binding upon and accrue to the benefit of the Parties and their respective heirs, legal representatives, successors, and assigns.

19. Survival. All representations, warranties and covenants contained in this Agreement shall survive the Creditor’s purchase of the Securities.

20. Notification of Changes. The Creditor hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the Closing pursuant to this Agreement which would cause any representation, warranty, or covenant of the Creditor contained in this Agreement to be false or incorrect.

21. Severability. If any term or provision of this Agreement is invalid, illegal, or unenforceable in any jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

22. Independent Counsel. Each Creditor confirms that either he, she or it has consulted with separate legal counsel or has determined of his, her or its free will not to obtain such separate representation. Each Creditor acknowledges that legal counsel for the Company has not represented any Creditor in connection with this Agreement, the Securities or the transactions contemplated hereby or thereby. Legal counsel for the Company is an intended third party beneficiary of this provision.

[signature page follows]

IN WITNESS WHEREOF, the Parties have executed this Agreement effective as of the date first written above.

COMPANY:

currenc group inc.

By:	/s/ Wan Lung Eng
Name:	Wan Lung Eng
Title:	Chief Financial Officer

[Signature Page to Share Purchase Agreement]

IN WITNESS WHEREOF, the Parties have executed this Agreement effective as of the date first written above.

Creditors:

By:	/s/ Alexander King Ong Kong
Name:	Alexander KIng Ong Kong

Email:	[***]
Address:	[***]
Outstanding Indebtedness:	US$4,277,373.35
Securities:	2,795,669

[Signature Page to Share Purchase Agreement]

IN WITNESS WHEREOF, the Parties have executed this Agreement effective as of the date first written above.

Creditors:

REGAL PLANET LIMITED

By:	/s/ Alexander King Ong Kong
Name:	ALEXANDER KING ONG KONG
Title:	Director

Email:	[***]
Address:	[***]
Outstanding Indebtedness:	US$50,273,239.95
Securities:	32,858,326

[Signature Page to Share Purchase Agreement]

EXHIBIT B

2025 Equity Incentive Plan

CURRENC GROUP INC.

2025 EQUITY INCENTIVE PLAN

Section 1. Purpose.

The purpose of the Currenc Group Inc. 2025 Equity Incentive Plan, as it may be amended from time to time (the “Plan”), is to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentives to those employees, non-employee directors, advisors and consultants of Currenc Group Inc. (the “Company”) and its Affiliates and to promote the success of the Company, its Affiliates and their shareholders. Capitalized terms not otherwise defined herein are defined in Section 22.

Section 2. Eligibility.

Any Eligible Person (as defined in Section 22) shall be eligible to be selected to receive an Award under the Plan. Holders of equity compensation awards granted by a company acquired by the Company (or whose business is acquired by the Company) or with which the Company combines (whether by way of amalgamation, merger, sale and purchase of shares or other securities or otherwise) are eligible for grants of Replacement Awards under the Plan.

Section 3. Administration.

(a)	The Plan shall be administered by the Committee. The Board may designate one or more directors of the Company as a subcommittee who may act for the Committee if necessary to satisfy the requirements of this Section. The Committee may issue rules and regulations for administration of the Plan.

(b)	Subject to the terms of the Plan and applicable law, the Committee (or its delegate) shall have full power and authority to: (i) designate Participants; (ii) determine the type or types of Awards (including Replacement Awards) to be granted to each Participant under the Plan; (iii) determine the number of Shares to be covered by (or with respect to which payments, rights or other matters are to be calculated in connection with) Awards; (iv) determine the terms and conditions of any Award; (v) determine whether, to what extent and under what circumstances Awards may be settled or exercised in cash, Shares, other Awards, other property, net settlement (including broker-assisted cashless exercise) or any combination thereof, or cancelled, forfeited or suspended, and the method or methods by which Awards may be settled, exercised, cancelled, forfeited or suspended; (vi) determine whether, to what extent and under what circumstances cash, Shares, other Awards, other property and other amounts payable with respect to an Award under the Plan shall be deferred either automatically or at the election of the holder thereof or of the Committee; (vii) interpret and administer the Plan and any instrument or agreement relating to, or Award made under, the Plan; (viii) establish, amend, suspend or waive such rules and regulations and appoint such agents as it shall deem appropriate for the proper administration of the Plan; and (ix) make any other determination and take any other action that the Committee deems necessary or desirable for the administration of the Plan.

(c)	All decisions of the Committee shall be final, conclusive and binding upon all parties, including the Company, its shareholders and Participants and any Beneficiaries thereof.

Section 4. Shares Available for Awards.

(a)	Subject to adjustment as provided in this Section 4, the maximum number of Shares available for issuance under the Plan shall not exceed 10,000,000. Notwithstanding anything in this Plan to the contrary but subject to adjustment as provided in this Section 4 (i) the maximum aggregate number of Shares that may be delivered under the Plan as a result of the exercise of the Incentive Stock Options shall not exceed 10,000,000 and (ii) the sum of the value (determined as of the grant date in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, or any successor thereto) of Awards granted to a Participant who is an Eligible Director during any fiscal year of the Company may not exceed $500,000 in the aggregate.

(b)	The Plan shall contain an annual evergreen refresh provision, pursuant to which a refresh shall occur on the first day of a calendar year basis, on the first day of each calendar year, with the refresh to occur on January 1, 2026. The refresh shall provide for the reservation of an additional number of Shares available for issuance under the Plan equal to the lesser of (i) 5% of the aggregate number of Shares issued and outstanding as of December 31 of the immediately preceding calendar year, or (ii) a number of Shares as may be determined by the Board.

(c)	Shares underlying Replacement Awards and Shares remaining available for grant under a plan of an acquired company or of a company with which the Company combines (whether by way of amalgamation, merger, sale and purchase of shares or other securities or otherwise), appropriately adjusted to reflect the acquisition or combination transaction, shall not reduce the number of Shares remaining available for grant hereunder.

(d)	Any Shares subject to an Award that expires, is cancelled, forfeited or otherwise terminates without the issuance of such Shares, including any Shares subject to such Award or award to the extent that such Award or award is settled without the issuance of Shares, shall again be, or shall become, available for issuance under the Plan.

(e)	In the event that, as a result of any dividend, other than recurring ordinary cash dividends, or other distribution (whether in the form of cash, Shares or other securities), recapitalization, share split (share subdivision), reverse share split (share consolidation), reorganization, merger, amalgamation, consolidation, split-up, spin-off, combination, repurchase or exchange of Shares or other securities of the Company, issuance of warrants or other rights to acquire Shares or other securities of the Company, issuance of Shares pursuant to the anti-dilution provisions of securities of the Company, or other similar corporate transaction or event affecting the Shares, or of changes in applicable laws, regulations or accounting principles, an adjustment is necessary in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan, then the Committee shall, subject to Section 20, adjust equitably any or all of:

(i)	the number and type of Shares (or other securities) which thereafter may be made the subject of Awards;

(ii)	the number and type of Shares (or other securities) subject to outstanding Awards;

(iii)	the grant, acquisition, exercise price with respect to any Award or, if deemed appropriate, make provision for a cash payment to the holder of an outstanding Award; and

(iv)	the terms and conditions of any outstanding Awards, including the performance criteria of any Performance Awards;

provided, however, that the number of Shares subject to any Award denominated in Shares shall always be a whole number.

(f)	Any Shares issued pursuant to an Award may consist, in whole or in part, of authorized and unissued Shares or Shares acquired by the Company and held as treasury shares. A Participant shall not have any rights as a shareholder of the Company (including as to voting and dividends) until Shares are actually issued to the Participant following entry upon the Register of Members of the Company.

Section 5. Restricted Shares and Restricted Share Units.

The Committee is authorized to grant Awards of Restricted Shares and Restricted Share Units (“RSUs”) to Participants with the following terms and conditions and with such additional terms and conditions, in either case not inconsistent with the provisions of the Plan, as the Committee shall determine.

(a)	The applicable Award Agreement shall specify different vesting schedules for different batches of Restricted Shares or RSUs to be awarded, which may be service- and/or performance-based, and, with respect to different batches of Restricted Shares or RSUs, the respective delivery schedules (which may include deferred delivery later than the vesting date) and whether the Award of Restricted Shares or RSUs is entitled to dividends or dividend equivalents, voting rights or any other rights.

(b)	Restricted Shares and RSUs shall be subject to such restrictions as the Committee may impose (including any limitation on the right to vote a Restricted Share or the Share underlying a RSU or the right to receive any dividend, dividend equivalent or other right), which restrictions may lapse separately or in combination at such time or times, in such installments or otherwise, as the Committee may deem appropriate. Without limiting the generality of the foregoing, if the Award relates to Shares on which dividends are declared during the period that the Award is outstanding, the Award shall not provide for the payment of such dividend (or a dividend equivalent) to the Participant prior to the time at which such Award, or applicable portion thereof, becomes nonforfeitable, unless required by applicable law, or otherwise provided in the applicable Award Agreement.

(c)	Any Restricted Shares and RSUs granted under the Plan may be evidenced in such manner as the Committee may deem appropriate, including registration on the Register of Members of the Company or issuance of a share certificate or certificates. In the event that any share certificate is issued in respect of Restricted Shares or RSUs granted under the Plan, such certificate shall be registered in the name of the Participant and shall bear an appropriate legend referring to the terms, conditions and restrictions applicable to such Restricted Shares or RSUs.

Section 6. Options.

The Committee is authorized to grant Options to Participants with the following terms and conditions and with such additional terms and conditions, in either case not inconsistent with the provisions of the Plan, as the Committee shall determine. The Committee is also authorized to grant Options with terms and conditions that conform to tax qualification rules in applicable jurisdictions.

All Options granted under the Plan shall be Nonqualified Options unless the applicable Award Agreement expressly states that the Option is intended to be an Incentive Stock Option. Incentive Stock Options shall be granted only to Eligible Persons who are employees of the Company and its Affiliates, and no Incentive Stock Option shall be granted to any Eligible Person who is ineligible to receive an Incentive Stock Option under the Code.

No Option shall be treated as an Incentive Stock Option unless the Plan has been approved by the stockholders of the Company in a manner intended to comply with the stockholder approval requirements of Code Section 422(b)(1); provided that any Option intended to be an Incentive Stock Option shall not fail to be effective solely on account of a failure to obtain such approval, but rather such Option shall be treated as a Nonqualified Option unless and until such approval is obtained. In the case of an Incentive Stock Option, the terms and conditions of such grant shall be subject to and comply with such rules as may be prescribed by Code Section 422. If for any reason an Option intended to be an Incentive Stock Option (or any portion thereof) shall not qualify as an Incentive Stock Option, then, to the extent of such non-qualification, such Option or portion thereof shall be regarded as a Nonqualified Option appropriately granted under the Plan.

(a)	The applicable Award Agreement shall specify the vesting schedule, which may be service- and/or performance-based.

(b)	The exercise price per Share under an Option shall be determined by the Committee; provided, however, that the exercise price equals or exceeds the greater of the Fair Market Value of such Share and the nominal value of such share, and provided further that in the case of an Incentive Stock Option granted to an employee who, at the time of the grant of such Option, owns shares representing more than 10% of the total combined voting power of all classes of shares of the Company or any related corporation (as determined in accordance with Treasury Regulation Section 1.422-2(f)), the exercise price per share shall not be less than 110% of the Fair Market Value per share on the date of grant.

(c)	The term of each Option shall be fixed by the Committee but shall not exceed 10 years from the date of grant of such Option; provided, however, that the Option Period shall not exceed five years from the date of grant in the case of an Incentive Stock Option granted to a Participant who on the date of grant owns shares representing more than 10% of the total combined voting power of all classes of shares of the Company or any related corporation (as determined in accordance with Treasury Regulation Section 1.422-2(f)).

(d)	The Committee shall determine the time or times at which an Option may be exercised in whole or in part.

(e)	The Committee shall determine the methods by which, and the forms in which payment of the exercise price with respect thereto may be made or deemed to have been made, including cash, Shares, other Awards, other property, net settlement (including broker-assisted cashless exercise) or any combination thereof, having a Fair Market Value on the exercise date equal to the relevant exercise price.

(f)	With respect to any Incentive Stock Option granted under the Plan: (i) the aggregate Fair Market Value (determined as of the date the Incentive Stock Option is granted) of the Shares with respect to which Incentive Stock Options granted under the Plan and all other option plans of the Company (and any parent corporation or subsidiary corporation of the Company, as those terms are defined in Code Sections 424(e) and (f), respectively) that become exercisable for the first time by the Participant during any calendar year shall not (to the extent required by the Code at the time of the grant) exceed $100,000; and (ii) if Shares acquired by exercise of an Incentive Stock Option are disposed of within two years following the date the Incentive Stock Option is granted or one year following the transfer of such Shares to the Participant upon exercise, the Participant shall, promptly following such disposition, notify the Company in writing of the date and terms of such disposition and provide such other information regarding the disposition as the Committee may reasonably require.

Section 7. Share Appreciation Rights.

The Committee is authorized to grant SARs to Participants with the following terms and conditions and with such additional terms and conditions, in either case not inconsistent with the provisions of the Plan, as the Committee shall determine.

(a)	SARs may be granted under the Plan to Participants either alone (“freestanding”) or in addition to other Awards granted under the Plan (“tandem”).

(b)	The exercise price per Share under a SAR shall be determined by the Committee.

(c)	The term of each SAR shall be fixed by the Committee but shall not exceed 10 years from the date of grant of such SAR.

(d)	The Committee shall determine the time or times at which a SAR may be exercised or settled in whole or in part.

(e)	Upon the exercise of a SAR, the Company shall pay to the Participant an amount equal to the number of Shares subject to the SAR multiplied by the excess, if any, of the Fair Market Value of one Share on the exercise date over the exercise price of such SAR. The Company shall pay such excess in cash, in Shares valued at Fair Market Value, or any combination thereof, as determined by the Committee.

Section 8. Performance Awards.

The Committee is authorized to grant, in addition to Restricted Shares, RSUs and Options, which are performance-based, other Performance Awards to Participants with the following terms and conditions and with such additional terms and conditions, in either case not inconsistent with the provisions of the Plan, as the Committee shall determine.

(a)	Performance Awards may be denominated as a cash amount, a number of Shares or a combination thereof and are Awards which may be earned upon achievement or satisfaction of performance conditions specified by the Committee. In addition, the Committee may specify that any other Award shall constitute a Performance Award by conditioning the right of a Participant to exercise the Award or have it settled, and the timing thereof, upon achievement or satisfaction of such performance conditions as may be specified by the Committee. The Committee may use such business criteria and other measures of performance as it may deem appropriate in establishing any performance conditions. Subject to the terms of the Plan, the Performance Goals to be achieved during any Performance Period, the length of any Performance Period, the amount of any Performance Award granted and the amount of any payment or transfer to be made pursuant to any Performance Award shall be determined by the Committee. If the Performance Award relates to Shares on which dividends are declared during the Performance Period, the Performance Award shall not provide for the payment of such dividend (or dividend equivalent) to the Participant prior to the time at which such Performance Award, or the applicable portion thereof, is earned.

(b)	Performance Goals may be measured on an absolute (e.g., plan or budget) or relative basis, and may be established on a corporate-wide basis, with respect to one or more business units, divisions, Subsidiaries or business segments, or on an individual basis. Relative performance may be measured against a group of peer companies, a financial market index or other acceptable objective and quantifiable indices. If the Committee determines that a change in the business, operations, corporate structure or capital structure of the Company, or the manner in which the Company conducts its business, or other events or circumstances render the Performance Goals unsuitable, the Committee may modify the minimum acceptable level of achievement, in whole or in part, as the Committee deems appropriate and equitable. Performance Goals shall be adjusted for material items not originally contemplated in establishing the performance target for items resulting from discontinued operations, extraordinary gains and losses, the effect of changes in accounting standards or principles, acquisitions or divestitures, changes in tax rules or regulations, capital transactions, restructuring, nonrecurring gains or losses or unusual items. Performance Goals may vary from Performance Award to Performance A ward, and from Participant to Participant, and may be established on a stand-alone bas is, in tandem or in the alternative. The Committee shall have the power to impose such other restrictions on Awards subject to this Section 8(b) as it may deem necessary or appropriate to ensure that such Awards satisfy all requirements of any applicable law, stock market or exchange rules and regulations or accounting or tax rules and regulations.

(c)	Settlement of Performance Awards shall be in cash, Shares, other Awards, other property, net settlement or any combination thereof, as determined in the discretion of the Committee. Performance Awards will be settled only after the end of the relevant Performance Period. The Committee may, in its discretion, increase or reduce the amount of a settlement otherwise to be made in connection with a Performance Award.

Section 9. Other Share-Based Awards.

The Committee is authorized, subject to limitations under applicable law, to grant to Participants such other Awards that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on, or related to, Shares or factors that may influence the value of Shares, including convertible or exchangeable debt securities, other rights convertible or exchangeable into Shares, acquisition rights for Shares, Awards with value and payment contingent upon performance of the Company or business units thereof or any other factors designated by the Committee. The Committee shall determine the terms and conditions of such Awards.

Section 10. Other Cash-Based Awards.

The Committee is authorized, subject to limitations under applicable law, to grant to Participants such other Awards that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on, or related to, cash. The Committee shall determine the terms and conditions of such Awards.

Section 11. Effect of Leave of Absence or Termination of Service on Awards.

(a)	The Committee may provide, by rule or regulation or in any Award Agreement, or may determine in any individual case, the circumstances in which, and the extent to which, an Award may continue to vest in the event of any unpaid leave of absence in excess of 60 days or as otherwise provided for by the Committee; provided, however, that in the absence of such determination, vesting of Awards shall be tolled during any such unpaid leave (unless otherwise required by applicable laws).

(b)	The Committee may provide, by rule or regulation or in any Award Agreement, or may determine in any individual case, the circumstances in which, and the extent to which, an Award may be exercised, settled, vested, paid or forfeited in the event of a Participant’s Termination of Service prior to the vesting, exercise or settlement of such Award or the end of a Performance Period.

Section 12. Change in Control.

(a)	In the event of a Change in Control, the Committee may provide that an Award shall vest and become immediately exercisable with respect to all or any portion of the Shares subject to such Options or SARs, the restricted period shall expire immediately with respect to all or any portion of the outstanding shares of Restricted Shares or RSUs and all or any portion of any Other Share-based Awards or Other Cash-Based Awards shall be vested.

(b)	With respect to Performance Awards, in the event of a Change in Control, all incomplete Performance Periods with respect to such Awards in effect on the date the Change in Control occurs shall end on the date of such change and the Committee shall either (1)(i)(x) determine the extent to which Performance Goals with respect to such Performance Period have been met based upon such audited or unaudited financial information then available as it deems relevant and (y) cause to be paid to the applicable Participant partial or full Awards with respect to Performance Goals for each such Performance Period based upon the Committee’s determination of the degree of attainment of Performance Goals or, (ii) assume that the applicable “target levels” of performance have been attained, or (2) use such other basis determined by the Committee.

(c)	The Committee may provide that, in the event of a Change in Control, the Participant may retain any tag-along rights, or any rights to sell the Awards under any Company repurchase arrangements.

Section 13. Repurchase Rights.

The Company reserves the right, but not the obligation, to repurchase Awards and Shares underlying Awards held by a Participant in the event that the Participant ceases to be an Eligible Person.

Section 14. Lock-Up.

To the extent required by the underwriters, and except (1) as otherwise approved by the Committee, or (2) pursuant to this Section 14, Shares acquired by a Participant pursuant to the issuance, vesting, exercise, or settlement of any Award granted hereunder may not be sold, transferred, or otherwise disposed of prior to such period designated by the underwriters (the “Lock-Up Period”). The Company may impose stop-transfer instructions with respect to the Shares subject to the foregoing restriction until the end of such Lock-Up Period.

Section 15. General Provisions Applicable to Awards.

(a)	Awards shall be granted for no cash consideration or for such minimal cash consideration as may be required by applicable law.

(b)	Awards may, in the discretion of the Committee, be granted either alone or in addition to or in tandem with any other Award or any award granted under any other plan of the Company. Awards granted in addition to or in tandem with other Awards, or in addition to or in tandem with awards granted under any other plan of the Company, may be granted either at the same time as or at a different time from the grant of such other Awards or awards.

(c)	Subject to the terms of the Plan and Section 20, payments or transfers to be made by the Company upon the grant, exercise or settlement of an Award may be made in the form of cash, Shares, other Awards, other property, net settlement or any combination thereof, as determined by the Committee in its discretion, and may be made in a single payment or transfer, in installments or on a deferred basis, in each case in accordance with rules and procedures established by the Committee. Such rules and procedures may include provisions for the payment or crediting of reasonable interest on installment or deferred payments or the grant or crediting of dividend equivalents in respect of installment or deferred payments.

(d)	Except as may be permitted by the Committee or as specifically provided in an Award Agreement, (i) no Award and no right under any Award shall be assignable, alienable, saleable, pledgeable or otherwise transferable by a Participant otherwise than by will, the laws of descent and distribution or pursuant to Section l5(e) and (ii) during a Participant’s lifetime, each Award, and each right under any Award, shall be exercisable only by the Participant or, if permissible under applicable law, by the Participant’s guardian or legal representative. The provisions of this Section l5(d) shall not apply to any Award that has been fully exercised or settled, as the case may be, and shall not preclude forfeiture of an Award in accordance with the terms thereof.

(e)	A Participant may designate a Beneficiary or change a previous Beneficiary designation at such times prescribed by the Committee by using forms and following procedures approved or accepted by the Committee for that purpose.

(f)	All certificates, if any, for Shares, and/or other securities delivered under the Plan pursuant to any Award or the exercise thereof shall be subject to such stop transfer orders and other restrictions as the Committee may deem advisable under the Plan or the rules, regulations and other requirements of the U.S. Securities and Exchange Commission (the “SEC”), any stock market or exchange upon which such Shares or other securities are then quoted, traded or listed, and any applicable securities laws, and the Committee may cause a legend or legends to be put on any such certificates to make appropriate reference to such restrictions.

(g)	Without limiting the generality of Section l5(h) or Section 15(i), the Committee may impose restrictions on any Award with respect to non-competition, non-solicitation, confidentiality and other restrictive covenants, or requirements to comply with minimum share ownership requirements, as it deems necessary or appropriate in its sole discretion.

(h)	The Committee may specify in an Award Agreement that the Participant’s rights, payments and benefits with respect to an Award shall be subject to reduction, cancellation, forfeiture or recoupment upon the occurrence of certain specified events, in addition to any otherwise applicable vesting or performance conditions of an Award. Such events may include a Termination of Service with or without Cause (and, in the case of any Cause that is resulting from an indictment or other non-final determination, the Committee may provide for such Award to be held in escrow or abeyance until a final resolution of the matters related to such event occurs, at which time the Award shall either be reduced, cancelled or forfeited (as provided in such Award Agreement) or remain in effect, depending on the outcome), violation of material policies, breach of non-competition, non-solicitation, unlawful behaviors, confidentiality or other restrictive covenants that may apply to the Participant, or other conduct by the Participant that is detrimental to the business or reputation of the Company and/or its Affiliates.

(i)	Rights, payments and benefits under any Award shall be subject to repayment to or recoupment (“clawback”) by the Company for unlawful behavior and in accordance with such non-competition and nonsolicitation policies and procedures as the Committee or Board may adopt from time to time and those applicable to Participants under applicable employment agreements, including policies and procedures to implement applicable law, stock market or exchange rules and regulations or accounting or tax rules and regulations.

Section 16. Amendments and Termination.

(a)	Except to the extent prohibited by applicable law and unless otherwise expressly provided in an Award Agreement or in the Plan, the Board may amend, alter, suspend, discontinue or terminate the Plan or any portion thereof at any time; provided, however, that no such amendment, alteration, suspension, discontinuation or termination shall be made without (i) shareholder approval, if such approval is required by applicable law or the rules of the stock market or exchange, if any, on which the Shares are principally quoted or traded or (ii) the consent of the affected Participant, if such action would materially adversely affect the rights of such Participant under any outstanding Award, except to the extent any such amendment, alteration, suspension, discontinuance or termination is made to cause the Plan to comply with applicable law, stock market or exchange rules and regulations or accounting or tax rules and regulations, or to impose any recoupment provisions on any Awards in accordance with Section 15(i). Notwithstanding anything to the contrary in the Plan, the Committee may amend the Plan or any Award Agreement in such manner as may be necessary or desirable to enable the Plan or such Award Agreement to achieve its stated purposes in any jurisdiction in a tax-efficient manner and in compliance with local laws, rules and regulations to recognize differences in local law, tax policy or custom. The Committee also may impose conditions on the exercise or vesting of Awards in order to minimize the Company’s obligation with respect to tax equalization for Participants on assignments outside their home country.

(b)	The Committee may waive any conditions or rights under, amend any terms of, or amend, alter, suspend, discontinue or terminate any Award theretofore granted, prospectively or retroactively, without the consent of any relevant Participant or holder or Beneficiary of an Award; provided, however, that, subject to Section 4(d) and Section 15(c), no such action shall materially adversely affect the rights of any affected Participant or holder or Beneficiary under any Award theretofore granted under the Plan, except to the extent any such action is made to cause the Plan to comply with applicable law, stock market or exchange rules and regulations or accounting or tax rules and regulations, or to impose any recoupment provisions on any Awards in accordance with Section l5(i). Notwithstanding the foregoing, without stockholder approval, except as otherwise permitted elsewhere in the Plan, (i) no amendment or modification may reduce the exercise price of any Option or SAR, (ii) the Committee may not cancel any outstanding Option or SAR where the Fair Market Value of the Shares underlying such Option or SAR is less than its exercise price and replace it with a new Option or SAR, another Award or cash and (iii) the Committee may not take any other action that is considered a “repricing” for purposes of the stockholder approval rules of the applicable securities exchange or inter-dealer quotation system on which the Shares are listed or quoted.

(c)	Except as provided in Section 8(b), the Committee shall be authorized to make adjustments in the terms and conditions of, and the criteria included in, Awards in recognition of events (including the events described in Section 4(d) affecting the Company, or the financial statements of the Company, or of changes in applicable law, stock market or exchange rules and regulations or accounting or tax rules and regulations, whenever the Committee determines that such adjustments are appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan.

(d)	The Committee may correct any defect, supply any omission or reconcile any inconsistency in the Plan or any Award in the manner and to the extent it shall deem desirable to carry the Plan into effect.

Section 17. Miscellaneous.

(a)	No employee, Participant or other person shall have any claim to be granted any Award under the Plan, and there is no obligation for uniformity of treatment of employees, Participants or holders or Beneficiaries of Awards under the Plan. The terms and conditions of Awards need not be the same with respect to each recipient, including as necessary or desirable to recognize differences in local law, tax policy or custom. Any Award granted under the Plan shall be a one-time Award that does not constitute a promise of future grants. The Company, in its sole discretion, maintains the right to make available future grants under the Plan.

(b)	No payment pursuant to the Plan shall be taken into account in determining any benefits under any severance, pension, retirement, savings, profit sharing, group insurance, welfare or other benefit plan of the Company or any Affiliate, except to the extent otherwise expressly provided in writing in such other plan or an agreement thereunder.

(c)	The grant of an Award shall not be construed as giving a Participant the right to be retained in the employ of, or to continue to provide services to, the Company or any Affiliate. Further, the Company or the applicable Affiliate may at any time dismiss a Participant, free from any liability, or any claim under the Plan, unless otherwise expressly provided in the Plan or in any Award Agreement or in any other agreement binding the parties. The receipt of any Award under the Plan is not intended to confer any rights on the receiving Participant except as set forth in the applicable Award Agreement.

(d)	Nothing contained in the Plan shall prevent the Company from adopting or continuing in effect other or additional compensation arrangements, and such arrangements may be either generally applicable or applicable only in specific cases.

(e)	The Company shall be authorized to withhold from any Award granted or any payment due or transfer made under any Award or under the Plan or from any compensation or other amount owing to a Participant the amount (in cash, Shares, other Awards, other property, net settlement or any combination thereof) of applicable withholding taxes due in respect of an Award, its exercise or settlement or any payment or transfer under such Award or under the Plan and to take such other action (including providing for elective payment of such amounts in cash or Shares by the Participant) as may be necessary in the opinion of the Company to satisfy all obligations for the payment of such taxes.

(f)	If any provision of the Plan or any Award Agreement is or becomes or is deemed to be invalid, illegal or unenforceable in any jurisdiction, or as to any person or Award, or would disqualify the Plan or any Award under any law deemed applicable by the Committee, such provision shall be construed or deemed amended to conform to applicable laws, or if it cannot be so construed or deemed amended without, in the determination of the Committee, materially altering the intent of the Plan or the Award Agreement, such provision shall be stricken as to such jurisdiction, person or Award, and the remainder of the Plan and any such Award Agreement shall remain in full force and effect.

(g)	No Shares shall be issued pursuant to the Plan in the event the Company determines that: (i) it and the Participant have not taken all actions required to register the Shares under the Securities Act and any other applicable securities laws and there is no exemption from such registration under applicable law; (ii) an applicable listing requirement of any stock exchange on which the Company is listed has not been satisfied; or (iii) another applicable provision of law has not been satisfied.

(h)	Each Award Agreement shall provide that no Shares shall be purchased or sold thereunder unless and until (a) any then applicable requirements of any state or federal laws and regulatory agencies in any applicable country have been fully complied with to the satisfaction of the Company and its counsel and (b) if required to do so by the Company, the Participant has executed and delivered to the Company a letter of investment intent in such form and containing such provisions as the Committee may require. The Company shall use reasonable efforts to seek to obtain from each regulatory com miss ion or agency having juris diction over the Plan such authority as may be required to grant Awards and to issue and sell Shares upon exercise of the Awards; provided, however, that this undertaking shall not require the Company to register und er the Securities Act the Plan, any Award or any Shares issued or issuable pursuant to any such Award. If, after reasonable efforts, the Company is unable to obtain from any such regulatory commission or agency the authority which counsel for the Company deems necessary for the lawful issuance and sale of Shares under the Plan, the Company shall be relieved from any liability for failure to issue and sell Shares upon exercise of such Awards unless and until such authority is obtained.

(i)	Neither the Plan nor any Award shall create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between the Company and a Participant or any other person. To the extent that any person acquires a right to receive payments from the Company pursuant to an Award, such right shall be no greater than the right of any unsecured general creditor of the Company.

(j)	No fractional Shares shall be issued pursuant to the Plan or any Award, and the Committee shall determine whether cash or other securities shall be paid or transferred in lieu of any fractional Shares, or whether such fractional Shares or any rights thereto shall be repurchased and canceled.

(k)	Notwithstanding anything to the contrary herein, the terms and conditions of this Plan may be adjusted with respect to a particular country by means of a Sub-Plan in the form of an addendum to this Plan, and to the extent that the terms and conditions set forth in the Sub-Plan conflict with any provisions of this Plan, the provisions of the applicable Sub-Plan shall govern. Terms and conditions set forth in a Sub-Plan shall apply only to Awards issued to Participants under the jurisdiction of the specific country that is subject of the Sub-Plan and shall not apply to Awards issued to any other Participants. The adoption of any such Sub-Plan shall be subject to the approval of the Board, and, if required, the approval of the shareholders of the Company.

Section 18. Effective Date of the Plan.

The Plan is effective as of the date the Plan is approved by the Board, subject to subsequent approval, within 12 months of its adoption by the Board, by shareholders of the Company eligible to vote in the election of directors, by a vote sufficient to meet the requirements of any laws, regulations, and obligations of the Company applicable to the Plan.

Section 19. Term of the Plan.

No Award shall be granted under the Plan after the earliest to occur of (i) the tenth anniversary of the effectiveness of the Plan (the “Plan Expiration Date”); provided that to the extent permitted by the listing rules of any stock exchanges on which the Company is listed, such Plan Termination Date may be extended indefinitely so long as the maximum number of Shares available for issuance under the Plan have not been issued, (ii) the maximum number of Shares available for issuance under the Plan have been issued or (iii) the Board terminates the Plan in accordance with Section 16(a). However, unless otherwise expressly provided in the Plan or in an applicable Award Agreement, any Award theretofore granted may extend beyond such date, and the authority of the Committee to amend, alter, adjust, suspend, discontinue or terminate any such Award, or to waive any conditions or rights under any such Award, and the authority of the Board to amend the Plan, shall extend beyond such date.

Section 20. Sections 409A and 457A of the Code.

(a)	With respect to Awards subject to Section 409A and 457A of the Code, the Plan is intended to comply with the requirements of Section 409A and 457A of the Code, and the provisions of the Plan and any Award Agreement shall be interpreted in a manner that satisfies the requirements of Section 409A and 457A of the Code, and the Plan shall be operated accordingly. If any provision of the Plan or any term or condition of any Award would otherwise frustrate or conflict with this intent, the provision, term or condition will be interpreted and deemed amended so as to avoid this conflict. If an amount payable under an Award as a result of the Participant’s Termination of Service (other than due to death) occurring while the Participant is a “specified employee” under Section 409A of the Code constitutes a deferral of compensation subject to Section 409A of the Code, then payment of such amount shall not occur until six months and one day after the date of the Participant’s Termination of Service, except as permitted under Section 409A of the Code. If the Award includes a “series of installment payments” (within the meaning of Section 1.409A-2(b)(2)(iii) of the Treasury Regulations), the Participant’s right to the series of installment payments shall be treated as a right to a series of separate payments and not as a right to a single payment, and if the Award includes “dividend equivalents” (within the meaning of Section 1.409A-3(e) of the Treasury Regulations), the Participant’s right to the dividend equivalents shall be treated separately from the right to other amounts under the Award. Notwithstanding the foregoing, the tax treatment of the benefits provided under the Plan or any Award Agreement is not warranted or guaranteed, and in no event shall the Company be liable for all or any portion of any taxes, penalties, interest or other expenses that may be incurred by the Participant on account of non-compliance with Section 409A and 457A of the Code.

(b)	Notwithstanding any provision of the Plan to the contrary or any Award Agreement, in the event the Committee determines that any Award may be subject to Section 409A or Section 457A of the Code, the Committee may adopt such amendments to the Plan and the applicable Award Agreement or adopt other policies and procedures (including amendments, policies and procedures with retroactive effect), or take any other actions, that the Committee determines are necessary or appropriate to (a) exempt the Award from Section 409A or Section 457A of the Code and/or preserve the intended tax treatment of the benefits provided with respect to the Award, or (b) comply with the requirements of Section 409A or Section 457A and thereby avoid the application of any adverse tax consequences under such Sections.

(c)	Notwithstanding any provision of the Plan to the contrary or any Award Agreement, a termination of employment shall not be deemed to have occurred for purposes of any provision of an Award that is subject to Section 409A providing for payment upon or following a termination of a Participant’s employment unless such termination is also a “separation from service” and, for purposes of any such provision of such Award, references to a “termination,” “termination of employment” or like terms shall mean “separation from service.”

Section 21. Governing Law.

The Plan and each Award Agreement shall be governed by the laws of the Cayman Islands. The Company, its Affiliates and each Participant (by acceptance of an Award) irrevocably submit, in respect of any suit, action or proceeding related to the implementation or enforcement of the Plan, to the exclusive jurisdiction of the competent courts in the Cayman Islands.

Section 22. Definitions.

As used in the Plan, the following terms shall have the meanings set forth below:

(a)	“Affiliate” means (i) any entity that, directly or indirectly, is controlled by the Company, (ii) any entity in which the Company, directly or indirectly, has a significant equity interest, in each case as determined by the Committee; or (iii) any other entity which the Committee determines should be treated as an “Affiliate.”

(b)	“Award” means any Option, SAR, Restricted Shares, RSU, Performance Award, Other Share-Based Award or Other Cash-Based Award granted under the Plan.

(c)	“Award Agreement” means any agreement, contract or other instrument or document, which may be in electronic format, evidencing any Award granted under the Plan, which may, but need not, be executed or acknowledged by a Participant.

(d)	“Beneficiary” means a person entitled to receive payments or other benefits or exercise rights that are available under the Plan in the event of the Participant’s death. If no such person is named by a Participant, or if no Beneficiary designated by the Participant is eligible to receive payments or other benefits or exercise rights that are available under the Plan at the Participant’s death, such Participant’s Beneficiary shall be such Participant’s estate.

(e)	“Board” means the board of directors of the Company.

(f)	“Cause” means, with respect to any Participant, “cause” as defined in such Participant’s employment agreement with the Company, if any, or if not so defined, except as otherwise provided in such Participant’s Award Agreement or as determined by the Committee, such Participant’s:

(i)	indictment for any crime (A) constituting a felony, or (B) that has, or could reasonably be expected to result in, an adverse impact on the performance of a Participant’s duties to the Company or any of its Subsidiaries, or otherwise has, or could reasonably be expected to result in, an adverse impact to the business or reputation of the Company or any of its Subsidiaries;

(ii)	having been the subject of any order, judicial or administrative, obtained or issued by any securities law regulator, (including the SEC) for any securities violation involving fraud, including, for example, any such order consented to by the Participant in which findings of facts or any legal conclusions establishing liability are neither admitted nor denied.

(iii)	conduct, in connection with his or her employment or service, which is not taken in good faith and has, or could reasonably be expected to result in, material injury to the business or reputation of the Company or any of its Subsidiaries;

(iv)	violation of the Company’s code of conduct or other material policies set forth in the manuals or statements of policy of the Company or any of its Subsidiaries;

(v)	neglect in the performance of a Participant’s duties for the Company or any of its Subsidiaries or failure or refusal to perform such duties; or

(vi)	material breach of any applicable employment agreement or other agreement with the Company.

The occurrence of any such event described in clauses (ii) through (vi) that is susceptible to cure or remedy shall not constitute Cause if such Participant cures or remedies such event within 30 days after the Company provides notice to such Participant.

(g)	“Change in Control” means the occurrence of any one or more of the following events:

(i)	a direct or indirect change in beneficial ownership or control of the Company effected through one transaction or a series of related transactions within a 12-month period, whereby (a) any Person other than the Company, any member of the Kong Group or a holding company on behalf of any member of the Kong Group, directly or indirectly acquires beneficial ownership of securities of the Company constituting more than fifty percent (50%) of the total issued share capital of the Company immediately after such acquisition; and (b) Kong sells, transfers or otherwise disposes of more than fifty percent (50%) of the securities of the Company that he beneficially owns, directly or indirectly, as of the Effective Date;

(ii)	at any time during a period of 24 consecutive months, individuals who at the beginning of such period constituted the Board cease for any reason to constitute a majority of members of the Board; provided, however, that any new member of the Board whose election or nomination for election was approved by a vote of at least a majority of the directors then still in office who either were directors at the beginning of such period or whose election or nomination for election was so approved, shall be considered as though such individual were a member of the Board at the beginning of the period, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board;

(iii)	the consummation of a merger, amalgamation or consolidation of the Company or any of its Subsidiaries with any other corporation or entity, other than a merger, amalgamation or consolidation which would result in the voting securities of the Company issued and outstanding immediately prior to such merger, amalgamation or consolidation continuing to represent (either by remaining issued and outstanding or being converted into voting securities of the surviving entity or, if applicable, the ultimate parent thereof) at least fifty percent (50%) of the combined voting power and total Fair Market Value of the securities of the Company or such surviving entity or parent issued and outstanding immediately after such merger, amalgamation or consolidation; or

(iv)	the consummation of any sale, lease, exchange or other transfer to any Person (other than an Affiliate of the Company), in one transaction or a series of related transactions within a 12-month period, of all or substantially all of the assets of the Company and its Subsidiaries.

Notwithstanding the foregoing or any provision of any Award Agreement to the contrary, for any Award to which Section 12 applies that provides for accelerated distribution on a Change in Control of amounts that constitute “deferred compensation” (as defined in Section 409A and 457A of the Code), if the event that constitutes such Change in Control does not also constitute a change in the ownership or effective control of the Company, or in the ownership of a substantial portion of the Company’s assets (in either case, as defined in Section 409A and 457A of the Code), such amount shall not be distributed on such Change in Control but instead shall vest as of the date of such Change in Control and shall be paid on the scheduled payment date specified in the applicable Award Agreement, except to the extent that earlier distribution would not result in the Participant who holds such Award incurring any additional tax, penalty, interest or other expense under Section 409A and 457A of the Code.

(h)	“Code” means the U.S. Internal Revenue Code of 1986, as amended from time to time, and the rules, regulations and guidance thereunder. Any reference to a provision in the Code shall include any successor provision thereto.

(i)	“Committee” means the Compensation Committee of the Board or such other committee as may be designated by the Board. If the Board does not designate the Committee, or, at the Board’s discretion with respect to any action, references herein to the “Committee” shall refer to another committee of at least two directors designated by the Board, each of whom shall be (i) a “non-employee director” within the meaning of Rule 16b-3 (or any successor rule) under the Exchange Act, unless administration of the Plan by “non-employee directors” is not then required in order for exemptions under Rule 16b-3 to apply to transactions under the Plan and (ii) “independent” as defined by the rules of the international, national or regional securities exchange on which any securities of the Company are listed for trading, and if not listed for trading, by the rules of the Nasdaq Stock Market.

(j)	“Consultant” means any person, including an advisor, consultant or agent, engaged by the Company or a Subsidiary or Affiliate to render services to such entity or who renders, or has rendered, services to the Company or any Subsidiary or Affiliate and is compensated for such services.

(k)	“Disability” means, unless otherwise provided for in the Participant’s employment agreement or Award Agreement or as otherwise determined by the Committee, any medically determinable physical or mental impairment resulting in the Participant’s inability to engage in any substantial gainful activity, where such impairment is likely to result in death or can be expected to last for a continuous period of not less than twelve (12) months, as determined reasonably and in good faith by the Committee.

(l)	“Eligible Director” means a person who is a “non-employee director” within the meaning of Rule 16b-3 under the Exchange Act.

(m)	“Eligible Person” with respect to an Award denominated in Shares, means any (i) Employee; provided, however, that no such employee covered by a collective bargaining agreement shall be an Eligible Person unless and to the extent that such eligibility is set forth in such collective bargaining agreement which includes rules regarding equity entitlement or in an agreement or instrument relating thereto; (ii) Eligible Director of the Company or an Affiliate; (iii) Consultant to the Company or an Affiliate; provided that if the Securities Act applies such persons must be eligible to be offered securities registrable on Form S-8 under the Securities Act; or (iv) prospective employees, directors, officers, consultants or advisors who have accepted offers of employment or consultancy from the Company or any of its Affiliates (and would satisfy the provisions of clauses (i) through (iii) above once he or she begins employment with or begins providing services to the Company or any of its Affiliates).

(n)	“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended from time to time, and the rules, regulations and guidance thereunder. Any reference to a provision in the Exchange Act shall include any successor provision thereto.

(o)	“Fair Market Value” means, unless otherwise determined by the Committee, (i) with respect to a Share, the closing price of a Share on the date in question (or, if there is no reported sale on such date, on the last preceding date on which any reported sale occurred) on the principal stock market or exchange on which the Shares are quoted or traded, or if Shares are not so quoted or traded, the fair market value of a Share as determined by the Committee, and (ii) with respect to and property other than Shares, the fair market value of such property determined by such methods or procedures as shall be established from time to time by the Committee.

(p)	“Incentive Stock Option” means an Option that is designated by the Committee as an incentive stock option as described in Code Section 422 and otherwise meets the requirements set forth in the Plan.

(q)	“Kong” means Alex Kong.

(r)	“Kong Group” means Kong, CHU Kar Yin Catalina and Takis Wong.

(s)	“Nonqualified Option” means an Option that is not designated by the Committee as an Incentive Stock Option.

(t)	“Non-Employee Director” means a member of the Board who is not an employee of the Company or an Affiliate.

(u)	“Option” means an option representing the right to acquire Shares from the Company, granted in accordance with the provisions of Section 6.

(v)	“Other Cash-Based Award” means an Award granted in accordance with the provisions of Section 10.

(w)	“Option Price” means the product of (x) the number of Shares subject to the Award, multiplied by (y) the exercise price.

(x)	“Other Share-Based Award” means an Award granted in accordance with the provisions of Section 9.

(y)	“Participant” means the recipient of an Award granted under the Plan.

(z)	“Performance Award” means an Award granted in accordance with the provisions of Section 8.

(aa)	“Performance Goals” means, for a Performance Period, the one or more criteria, objectives or measurements established by the Committee for the Performance Period based upon business criteria or other performance measures determined by the Committee in its discretion.

(bb)	“Performance Period” means the period established by the Committee at the time any Performance Award is granted or at any time thereafter during which any performance goals specified by the Committee with respect to such A ward are measured.

(cc)	“Person” means a natural person or a partnership, company, association, cooperative, mutual insurance society, foundation or any other body which operates externally as an independent unit or organization.

(dd)	“Replacement Award” means an Award granted in assumption of, or in substitution for, an outstanding award previously granted by a company or business acquired by the Company or with which the Company, directly or indirectly, combines (whether by way of amalgamation, merger, sale and purchase of shares or other securities or otherwise).

(ee)	“Restricted Shares” means any Share granted in accordance with the provisions of Section 5.

(ff)	“RSU” means a contractual right granted in accordance with the provisions of Section 5 that is denominated in Shares. Each RSU represents a right to receive the value of one Share. Awards of RSUs may include the right to receive dividend equivalents.

(gg)	“SAR” means any right granted in accordance with the provisions of Section 7 to receive upon exercise by a Participant or settlement the excess of (i) the Fair Market Value of one Share on the date of exercise or settlement over (ii) the exercise price of the right on the date of grant, or if granted in connection with an Option, on the date of grant of the Option.

(hh)	“Securities Act” means the Securities Act of 1933, as amended.

(ii)	“Shares” means the ordinary shares issued or to be issued by the Company

(jj)	“Sub-Plan” means any supplement or sub-plan to this Plan adopted by the Board, applicable to Participants employed or otherwise engaged in a certain country or region or subject to the laws of a certain country or region, as deemed by the Board to be necessary or desirable to comply with the laws of such country or region, or to accommodate the tax policy or custom thereof, which, if and to the extent applicable to any particular Participant, shall constitute an integral part of this Plan.

(kk)	“Subsidiary” means any corporation, limited liability company, joint venture or partnership of which the Company (a) directly or indirectly owns more than fifty percent (50%) of (i) the total combined voting power of all classes of voting securities of such entity, (ii) the total combined equity interests, or (iii) the capital or profit interest s, in the case of a partnership; or (b) otherwise has the power to vote, either directly or indirectly, sufficient securities to elect a majority of the board of directors or similar governing body.

(ll)	“Termination of Service” means:

(i)	in the case of a Participant who is an employee of the Company or an Affiliate, cessation of the employment relationship such that the Participant is no longer an employee of the Company or Subsidiary or Affiliate;

(ii)	in the case of a Participant who is a Non-Employee Director, the date that the Participant ceases to be a member of the Board for any reason; or

(iii)	in the case of a Participant who is a consultant or other advisor, the effective date of the cessation of the performance of services for the Company or any Subsidiary;

provided, however, that in the case of an employee, the transfer of employment from the Company to an Affiliate, from an Affiliate to the Company, from one Affiliate to another Affiliate or, unless the Committee determines otherwise, the cessation of employee status but the continuation of the performance of services for the Company or an Affiliate as a member of the Board or a consultant or other advisor shall not be deemed a cessation of service that would constitute a Termination of Service ; and provided further that a Termination of Service will be deemed to occur for a Participant employed by an Affiliate when an Affiliate ceases to be an Affiliate, unless such Participant’s employment continues with the Company or another Affiliate.